29

08000851

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ausenco Limited

*CURRENT ADDRESS 8/2404 Logan Road
Eight Mile Plains
Queensland 4113 Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 2 2 2008
THOMSON
FINANCIAL

FILE NO. 82- 35156 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 2/21/08

13 14 15 16 17 18 19 20 21 22 23



AUSENCO

ANNUAL REPORT 2006

13 14 15 16 17 18 19 20 21 22 23

Established in 1991, Ausenco Limited (Ausenco) is a diversified and internationally recognised provider of innovative engineering and project management services to the global mining and minerals processing industry.

Ausenco has successfully completed projects in 33 countries and its current order book covers projects with a combined installed capital value of US$1.9 billion.

Under the guidance of an experienced management team, Ausenco's workforce has grown to over 770 people who are located throughout its corporate office and project site network in Australia, Africa, the Americas and Asia.

The Company listed on the Australian Stock Exchange on 15 June 2006 under the symbol 'AAX'.

KEY DATES FOR SHAREHOLDERS

21 February 2007	2006 full year results and final dividend announcement
18 April 2007	Final dividend payment
2 May 2007	Annual General Meeting
30 June 2007	Half year end
August 2007*	Half year results and interim dividend announcement
17 October 2007*	Interim dividend payment
31 December 2007	Full year end
February 2008*	2007 full year results and final dividend announcement

* Subject to confirmation

NOTICE OF ANNUAL GENERAL MEETING

The inaugural Annual General Meeting of Ausenco Limited will be held at the Brisbane Convention Centre, Merivale Street (corner Glenelg Street), South Brisbane on Wednesday 2 May 2007 at 2pm.

A separate notice of meeting and proxy form are enclosed.

Ausenco Limited ABN 31 114 541 114

TABLE OF CONTENTS

Financial Highlights

$144.4 MILLION

Record full year revenue of $144.4 million including a 75% contribution from international activities

$13.4 MILLION

Record net profit after tax of $13.4 million with improved contributions from all business units

27% INCREASE

Earnings before interest and tax (EBIT) margin increased by 27% for the year to 12.3%

120% GROWTH

Earnings per share growth of 120% to 17.33 cents per share

44% INCREASE

Strong net operating cash flow representing an increase of 44% to $14.1 million

10c PER SHARE

Full year dividend of 10 cents per share

$24.7 MILLION

Maintained debt-free balance sheet with $24.7 million cash on hand

251% RETURN

Total shareholder return of 251% to 31 December 2006, excluding the 7.5 cents per share entitlement representing the final dividend payment

▸ AGGREGATE REVENUE ($'000)


150,000
100,000
50,000
0
27,451
69 861
79,066
144,396
2003
2004
2005
2006

▸ EBIT MARGIN (%)


15
10
5
0
4.9
10.8
9.6
12.3
2003
2004
2005
2006

▸ NET PROFIT AFTER TAX (NPAT) ($'000)


15,000
10,000
5,000
0
1,058
6,309
5,663
13,412
2003
2004
2005
2006

▸ EARNINGS PER SHARE


24 00
16 00
8 00
0
1.47
8 77
7.87
17.33
2003
2004
2005
2006

Operational Highlights

3 MAJOR PROJECTS COMPLETED
Successful completion of three major projects

US$1.2 BILLION NEW WORK
US$1.2 billion of new project work secured and commenced

4 NEW CORPORATE OFFICES
Expanded international presence with four new corporate offices

128% GROWTH IN PERSONNEL
128% growth in personnel numbers

EXTENDED COMMODITY CAPABILITY
Extended commodity capability to include coal and mineral sands

ROBUST PROJECT PIPELINE
Robust project pipeline developed which extends through to 2010

AWARD WINNER
Received 2006 Premier of Queensland's Export Award and Australian Export Award for Services



CORE VALUES

The Client is Our Focus

Our People are Our Strength

We are Open, Honest, Collaborative

Innovative Solutions that Work

Safety in All We Do

Respect the Community, the Environment

Message from the Chairman



As Ausenco's inaugural year as a listed public company, 2006 represented an important milestone in terms of achievements, performance and progress.

The success of Ausenco's initial public offering and the support received from the institutional and retail investment communities, registered as one of the year's highlights.

Ausenco's financial performance in 2006 has suitably positioned the Company for sustainable growth. This result was achieved through strong project performance, efficient utilisation of global engineering resources and the successful conversion of pipeline opportunities to new projects.

While Ausenco proudly remains an Australian company, during the past twelve months we continued to broaden our global horizons securing new projects in Africa, the Americas and Asia, strengthening our project pipeline internationally.

Ausenco has process engineering experience and expertise across a wide range of metalliferous and industrial minerals. In 2006 our commodity diversification expanded within these segments and we assembled an experienced team of professionals to service the processing needs of the coal sector.

The expansion of our operational footprint and the establishment of new offices in Tuscon, Vancouver, Manila and Bangkok are pivotal to the Company's growth strategy and enable us to better service our clients throughout the world.

In addition to organic growth, we continue to review opportunities to expand and diversify through acquisition as a means of offering a broader range of services to our clients globally and to support sustainable earnings for our shareholders.

Ausenco's people are our strength. They are an essential resource for maintaining our reputation and delivering quality services to our clients. Attracting and retaining competent personnel, developing skills, promoting efficient knowledge transfer and the provision of capable leadership are priorities for Ausenco. During 2006, Ausenco's workforce increased from 340 to over 770 worldwide. Numbers are planned to grow in 2007 to match the increased demand for our services.

Health, safety and environment (HSE) are also a priority for Ausenco. During the year we strengthened our HSE framework company-wide through the adoption of consistent policies and practices to ensure the protection and safety of our personnel and site subcontractors.

The Board remains committed to ensuring sustained performance, client satisfaction, profitable development and the highest standard of corporate governance, with risk management a key focus. Towards the end of 2006 we welcomed internationally experienced resources executive, John O'Reilly, to the Board as a Non-executive Director. John's capabilities complement those of existing members and his appointment is consistent with ensuring that the Board remains well-equipped to meet the current and future needs of the Company.

Ausenco's performance in 2006 has been very pleasing. Managing Director, Zimi Meka, the management team, and our dedicated staff have all contributed significantly to this result and I thank them for their efforts.

The outlook for 2007 is positive, with significant growth in revenue and earnings expected. Our robust project pipeline, the continuing strength of the resources sector, Ausenco's growing international reputation and the commitment of our people should ensure continued success and high levels of performance beyond 2007.

We appreciate the support of our shareholders and acknowledge the many stakeholders, in particular our diverse client base, who have played an integral part in our success. We look forward to continuing to meet and exceed expectations well into the future.

Wayne Goss
Chairman

Managing Director's Review



Our first year as a public company was characterised by solid financial performance, significant order book growth, an increase in our client base and extension of our project pipeline. We expanded the scope and scale of project opportunities, increased our workforce and further diversified our geographic reach and commodity capabilities. The overall performance brings great credit to our employees and others who support the Company.

Financial Performance

Revenue of $144.4 million was an 86% increase over the 2005 result and reflected strong performance in delivering project services, efficient utilisation of global engineering resources and an expanded international presence.

Profit, at $13.4 million after tax, exceeded last year's performance by 137% and was an 80% improvement on the forecast contained in the Company's May 2006 Prospectus. Earnings per share (EPS) grew by 120% to 17.33 cents per share.

The excellent outcome reflects improved performance by all businesses and an increased after tax profit margin of 9.3%. Ausenco's after tax profit has grown at the average annual rate of 88% over the past four years. The Company is in a financially strong position with no debt and $24.7 million in cash at year end.

The management team is committed to delivering continuing growth in shareholder returns. From our listing in June to year end, Ausenco delivered a total shareholder return (TSR) of 251% from share price growth and dividend payments.

Project Performance

During the year Ausenco successfully completed a number of projects including the Pooncarie Mineral Sands Project and Bendigo Gold Project in Australia, and the Kainantu Gold Project in Papua New Guinea.

Projects either in progress or commenced during the year are located in China, Indonesia, Laos, Vietnam, Kenya, Senegal, Tanzania, Zambia, Argentina, Mexico, Papua New Guinea and Australia.

Our activities covered a wide range of mineral commodities including gold, copper, tungsten, zircon, lead, zinc, silver, nickel and mineral sands.

Particularly notable amongst these projects are the Jinfeng Gold BIOX® Project in China and the Lumwana Copper Project in Zambia. Jinfeng is the first 'western' built gold plant in China and will provide a launching pad for further activity in the region. Lumwana, being executed on a lump sum basis in joint venture with another engineering firm, will emerge as the largest current copper project in Africa.

At year end Ausenco's order book registered projects with a combined installed capital value of US$1.9 billion.

The high level of activity in the global resources sector and our strengthening reputation for efficient delivery of projects covering a wide range of mineral commodities, often in remote locations, have contributed to an expansion of our project pipeline. This pipeline now extends through 2010 and covers a broad range of commodities to be produced by plants located in over 16 countries.

We are committed more than ever to delivering value to our growing client base. The relationships we develop with our clients continue to deliver repeat business and projects, a position we strive to maintain.

Personnel, Health, Safety and Environment

Ausenco's workforce expanded significantly in 2006 to meet the global demand for our services. With a year-end workforce of over 770 people, further increases are planned for 2007.

The increase in secured and pipeline projects, complemented by our workforce expansion, provided a strong justification for Ausenco's concentrated investment in management and information systems during 2005 and 2006. This investment has equipped us with the necessary infrastructure to support further growth.

Safety of our employees and site subcontractors remains a priority for Ausenco. Our Lost Time Injury Frequency Rate (LTIFR) for the year was 1.7 based on 4.7 million manhours worked, an acceptable result within the industry. One of our core values is 'Safety in All We Do' remains paramount and we will continue to strive to improve our performance.

Ascentis Operations

Our Ascentis division, which provides a range of contract services including plant operation, maintenance and training to resource sector participants, also had a successful year. With a growing demand for its services and in recognition of increasing profitability, Ascentis will remain an integral component of the Company's diversification strategy going forward and a contributor to future financial performance.

Global Expansion

During the year we expanded our global corporate footprint, resulting in an increased presence in Australia, the Americas and Asia. The addition of four new offices to our network will improve access to projects internationally and allow us to better service our clients.

Our newly formed entity, Global Procurement Services Limited located in Bangkok will create significant cost and efficiency benefits. Our detail engineering office in Manila has already played a key role in the Company securing the Phu Kham Copper/Gold Project in Laos. The Manila office is also expected to play a major role in providing engineering services to the Didipio Gold/Copper Project in the Philippines currently in negotiation.

Growth

Ausenco's strategy focuses on acquisitive and organic growth enable us to respond to the needs of our clients in addition to realising further geographic and commodity diversification. We are also focused on increasing and strengthening our strategic client alliances to place Ausenco in a preferred position for future and repeat work and deliver value over the lifecycle of a project to our clients.

The resources sector continued to show strong growth this year. Demand for mineral commodities by China remains at very high levels. Growth in demand from the Organisation for Economic Co-operation and Development (OECD) and many developing economies also continues to be positive. The growth is evidenced by a significant increase in new project construction activity with the world's top five diversified mining companies boasting over US$35 billion of approved new projects underway or awaiting development.

Activity in the mining and mineral processing industry has greatly increased the demand for resource related engineering services and skilled personnel. Ausenco is creatively responding to the challenges of competition for skilled employees through a range of initiatives aimed at positioning the Company as a preferred employer within the industry.

Commitment to Excellence

Acknowledgement of our achievements in the form receipt of the Premier of Queensland's Export Award for Services and the Australian Export Award for Services were high points of the year and recognise Ausenco's success in exporting its engineering services to the international marketplace.

Ausenco remains committed to its workforce and strives to provide a stimulating, safe and rewarding work environment. We believe that, by communicating a clear vision, demonstrating strong management, providing mentoring and setting focused goals, supported by sound training and development programs, our employees will be encouraged to reach their potential.

I would like to thank our clients for providing us many opportunities and ongoing business, our management and staff for their hard work and commitment, and our shareholders for their continued support.

The outlook for 2007 is positive and we look forward to long-term continuing success.

Zimi Meka
Managing Director


AUSENCO

ABOUT AUSENCO



Company Profile

Ausenco Limited is a provider of innovative and high quality engineering and project management services to the global mining and minerals processing industry.

Specialising in engineering, procurement, construction management and project commissioning, Ausenco has gained a reputation for technical excellence, quality and innovation. Ausenco's experience covers processing minerals to produce gold, silver, copper, nickel, cobalt, lead, zinc, uranium and mineral sands as well as the production of industrial minerals. Coal process engineering experience has recently been added to Ausenco's core capabilities.

Founded in 1991, Ausenco has successfully completed projects in 33 countries. Many of these projects were executed in remote locations and presented significant challenges in terms of site access, securing and preparing suitably skilled workforces and the transportation of construction materials and equipment to site. Ausenco's experience in successfully overcoming these challenges is an important factor in the Company's ability to continue to secure new projects.

Ausenco's corporate offices are located in Australia, Asia and the Americas. This network enables Ausenco to identify project opportunities in its targeted sectors and to most efficiently meet the needs of its clients. The recently established Bangkok office has been established to provide the Company with global procurement services for sourcing equipment and materials, and providing clients with the benefits of competitive materials and equipment pricing, economies of scale and improved supply logistics.

At the end of 2006 Ausenco's order book covered projects with a total installed capital value of US$1.9 billion. The Company's project pipeline comprises projects, and studies for projects, which Ausenco reasonably expects to secure as sustainable work through 2010.



• BRISBANE OFFICE RECEPTION

Overview of Services

Technical solutions
Providing specialist services in the design and supervision of metallurgical test work programs, feasibility study preparation, process engineering, capital and operating cost estimates and project financial models.

Engineering and process
Delivering innovative design and efficient plant performance through excellence in all aspects of process, mechanical, civil/structural, electrical and instrumentation engineering.

Project and construction management
Providing specialist services in project management, cost control, forecasting, scheduling, procurement and construction management.

Operations and maintenance
Providing operations and maintenance, management, training and related services to the resources, water and infrastructure industries through Ascentis.



2006 QUEENSLAND AND AUSTRALIAN EXPORT AWARDS *SERVICES*

During the year Ausenco was the proud recipient of both the Queensland and Australian Export Award for Services. Together, the two awards acknowledge Ausenco's achievements in the delivery of engineering and project management services to the international marketplace and its contribution to the local and national economy through job creation and increased prosperity in the community.

The Australian Export Awards is one of the longest running national business awards programs, and has grown to become the most highly regarded recognition of business excellence in Australia.

Ausenco has participated in the program since 2002, and each year it has submitted an entry, it has been successful in winning an award. In addition to 2002 and 2006, Ausenco was a winner in 2004. As a result of receiving three Australian Export Awards, this year, together with Rio Tinto Iron Ore, Ausenco will enter into the Australian Export Awards Hall of Fame, joining other successful Australian exporters.

The Premier of Queensland's
Export Awards
2006
Winner
Services Award

WINNER 2006
AUSTRALIAN
EXPORTAWARDS
Services Award

ASCENTIS

Ascentis Operations specialises in the provision of asset management services, process plant operations and maintenance and related support services to the mineral processing and infrastructure industries. Ascentis' key disciplines include project management, scheduling, procurement, construction management, plant operation and management, and project trade expertise.

In its first four years of operation, Ascentis has gained experience in a broad range of industry sectors including uranium, coal and metalliferous mining, smelting, manufacturing and energy.

Ascentis is a Registered Training Organisation (RTO) in accordance with the Australian Quality Training Framework (AQTF), certified by the Australian Government and mining industry bodies. It offers clients access to relevant training modules, and develops and implements training packages for the mining industry. These modules can also be adapted for wider industry application.

Ascentis is well-positioned for growth. It is increasing the scope of services offered and expanding its management capabilities.

Highlights of 2006

- Sales growth of 126% to $5.8 million
- Significant EBIT growth to $0.5 million
- No lost time injuries
- Qualified as a Registered Training Organisation to provide Mineral Processing Certificate III qualifications



SAN GREGORIO GOLD MINE TRAINING PROGRAM, URUGUAY



ACID STORAGE TANKS, AUSTRALIA



EXPERIENCED ASCENTIS PERSONNEL



REVIEW OF OPERATIONS

POONCARIE MINERAL SANDS PROJECT AUSTRALIA

International Presence

Ausenco has, to date, successfully completed projects in 33 countries and is currently working on projects with a combined installed capital value in excess of US$1.9 billion. The Company's project order book covers projects in 16 countries.

For over ten years, Ausenco has conducted projects and studies in Africa. Recent project activity has been in Tanzania, Senegal, Zambia and Kenya. In 2006, the Company, in joint venture with Bateman Engineering NV, was awarded the engineering, procurement and construction management (EPCM) contract for the Lumwana Copper Project for Equinox Minerals. Later in 2006, when sufficient engineering had been completed to enable a thorough understanding of the risk profile, this was converted to an engineering, procurement and construction (EPC) contract. Lumwana, located in the Zambian copper belt, is the largest current copper project in Africa. Ausenco's involvement in this project is already generating new business opportunities in the region.

Ausenco's Asian activities have included projects in China, Laos, Thailand, Vietnam and Indonesia. The Jinfeng Gold BIOX® Project, scheduled to be completed in 2007, was the Company's first major project in China. It was also the first gold project executed in China by a 'western' engineering company. As a result, Ausenco has gained invaluable operating experience and strengthened its presence in China providing the catalyst for new project leads in the region such as Mongolia.

Ausenco's strong position in the provision of engineering services in the Asian region commenced in Thailand with the Chatree Gold Project, and was reinforced by delivery of the initial Sepon Gold Project, the first major mining project undertaken in Laos. The Sepon Copper Project in Laos presented Ausenco with significant technical and logistical challenges which were managed efficiently with the project completed ahead of schedule and below budget. These experiences have assisted Ausenco in securing new opportunities in Asia including the Nui Phao Tungsten Project in Vietnam, where the country's mining economy is still in its infancy. Together with repeat work in Laos where Ausenco completed the feasibility study for the Phu Kham Copper/Gold Project which has now been converted to a full EPCM project.

Opportunities for Ausenco in the Americas continue to grow as its reputation is consolidated. Recently, the Company was awarded a new project in Latin America, with another in negotiation and several studies currently in progress.

Ausenco's new project success includes activities within all mainland Australian states and neighbouring countries. Experience gained in Papua New Guinea in 2006 included the Kainantu Gold Project which subsequently contributed to the successful attainment of the Hidden Valley Gold Project EPCM contract.

▸ JINFENG GOLD BIOX® PROJECT, CHINA



▸ SEPON COPPER/GOLD PROJECT, LAOS



Sustainable Growth

Ausenco's growth strategy is focused on creating sustainable, long-term value for the benefit of its shareholders. This includes organic growth by extending the company's geographic reach, strengthening strategic alliances, further commodity diversification and associated expertise specialisation, expanding the range of services it offers and increasing the scale of projects it undertakes. The strategy also provides for growth through the acquisition of businesses that offer complementary services or provide the opportunity for Ausenco to enter new markets.

To ensure Ausenco's continues to effectively service the demands of its global client base and position itself to generate future new business, Ausenco extended its geographic reach in 2006 through the establishment of new offices in Tucson, Vancouver, Manila and Bangkok. These specialist centres provide Ausenco with a competitive advantage in securing new work, encouraging economies of scale, lowering equipment and materials costs in addition to individual customisation of specialised solutions to compliment project requirements.

Strategic alliances remain a key focus for the Company. Our intention is to provide current and potential clients with assurance that we understand their business objectives, we possess the right skills and experience, and we can deliver on budget and schedule.

Ausenco has experience and expertise across a broad range of mineral commodities and a reputation for delivering innovative process solutions to its clients. Further commodity diversification is a priority for the Company in the context of its strategic growth plan. In response to emerging opportunities in the coal sector, both with Australia and internationally, Ausenco has recently created a core team of coal specialists to position the company for future growth withink this sector.

The number of projects being undertaken by Ausenco in the US$250 - 500 million installed capital value bracket has increased substantially in the past year. These projects are generally of two to three years duration and provide a strong forward order book for the Company. Ausenco will continue to target similar sized projects and further strengthen its niche in terms of its ability to deliver projects of various scale and size.

Through an expansion of its own current range of services, an increase in the services offered by its Ascentis division and the intention to acquire complementary business, Ausenco is well positioned to further diversify its capability in the resources industry for the benefit of its clients.

▸ BENDIGO GOLD PROJECT, AUSTRALIA



▸ COMMODITY DIVERSIFICATION



Project Delivery

Strong project performance throughout 2006 provided the basis for the outstanding full year results and ensures a solid foundation for the coming period. Ausenco's strong reputation and growing order book are underpinned by its project delivery track record.

Ausenco's commitment to innovation, efficient project management systems, logistical skills, utilisation of global engineering resources, and effective project risk management practices contribute to its success in project delivery.

Innovative engineering practices range from Ausenco's project management systems to its proprietary minerals processing knowledge. These practices provide significant benefits to clients, particularly in projects involving complex minerals processing requirements or located in remote environments with difficult access. Ausenco's experience in successfully delivering challenging projects has strengthened its reputation and contributed to the expansion of its international client base.

Ausenco effectively utilises its accumulated network of suppliers and service providers to support delivery of its projects. The recently established Global Procurement Services Limited office in Bangkok provides clients with greater economies of scale in the provision of materials and equipment, competitive pricing for project resources and the practical resolution of logistical challenges in remote project locations. The procurement function is integrated with and complements the project engineering, construction and management activities to ensure the consistent application of appropriate quality control standards.

The Company's recently established Manila office incorporates a detail engineering team which enables Ausenco to cost-effectively provide a higher standard of services to its clients with projects within the Asian region. This facility was a key factor in Ausenco securing the Phu Kham Copper/Gold Project in Laos and will make a material contribution to other projects currently in negotiation in the Philippines and elsewhere in Asia.

Ausenco has formed alliances with firms specialising in the provision of value-added engineering services. This enables the out-sourcing of non-essential services under Ausenco's management and quality control, to ensure the consistent delivery of reliable and cost-effective service to its clients.

Ausenco has rigorous risk management processes which are employed, prior to accepting new projects, to facilitate identification and mitigation of risks. Through the life of a project, this framework enables Ausenco to recognise potential problems and implement timely remedies. The processes contained within this framework include but are not limited to technical and logistic risks as well as personnel, safety and environmental issues.

AUSENCO

ASCENTIS


PRE-FEASIBILITY STUDY
FEASIBILITY STUDY
ENGINEERING, PROJECT AND CONSTRUCTION MANAGEMENT
OPERATING AND MAINTENANCE
DECOMMISSIONING

Commercial Framework

Ausenco's business strategy involves the execution of projects under both engineering, procurement and construction management (EPCM) and engineering, procurement, construction (EPC) contracts. These approaches have different revenue and profit characteristics and require different approaches to risk management to maximise value and returns to shareholders.

Under an EPCM (or cost plus) contract, the contractor is engaged to manage the project and is remunerated for its man-hour contribution. Suppliers and subcontractors are paid directly by the project owner. The man-hour fee component of the project is recognised as revenue by the contractor and the project's capital cost, including cost overruns or cost savings, are the responsibility of the project owner. EPCM contracts also typically involve incentive payments to the contractor for completion of the project on time and within budget.

In an EPC (otherwise known as lump sum turnkey (LSTK) or fixed price) contract environment, the contractor agrees to deliver the project on a specified date and for a fixed price, and operating to agreed specifications. In an EPC project, the capital cost of the project is borne by the contractor who, in turn, remits payments to suppliers and subcontractors. The entire cost of the project is therefore recognised as revenue by the contractor who takes responsibility for cost overruns and cost savings.

Due to the size of a project's capital cost relative to the value of its project management man-hour requirements, the absolute profit potential of an EPC contract is greater than that for an EPCM contract. Within the Ausenco framework, the increased exposure associated with EPC contracts is managed under a policy of risk identification, management and mitigation with a dedicated group in Ausenco.

The recently completed Pooncarie Mineral Sands Project in New South Wales was executed on an EPC basis and the Lumwana Copper Project in Zambia (which involves a risk-sharing joint venture between Ausenco and Bateman Engineering NV) is also an EPC project. At year end the Lumwana project was progressing to schedule with on-site construction activities commenced. Revenue and profit contributions from this project are to be recognised on an equity accounted basis.



EPC FOR POONCARIE MINERAL SANDS PROJECT, AUSTRALIA


CHINA
JINFENG GOLD BIOX® | 2007
DUOBAOSHAN PORPHYRY COPPER | 2006
MAOLING GOLD | 2006
BOKA GOLD | 2006
ZHENG GUANG GOLD/SILVER | 2006
ERBAHOU SILVER | 2007
EGYPT
SUKARI GOLD | 2006
LAOS
PHU KHAM COPPER/GOLD | 2006
PHU KHAM COPPER/GOLD | 2006
SEPON COPPER/GOLD | 2007
BAN HOUYXAI | 2006
VIETNAM
NUI PHAO TUNGSTEN | 2006
BAN PHUC NICKEL | 2006
SENEGAL
GRAND CÔTE ZIRCON | 2008
SABODALA GOLD | 2007
KENYA
KWALE MINERAL SANDS | 2006
TANZANIA
BULYANHULU GOLD LEACH | 2007
ZAMBIA
LUMWANA COPPER | 2006
THAILAND
CHATREE GOLD STAGE 3 EXPANSION | 2007
INDONESIA
DAIRI LEAD/ZINC | 2007

Ausenco Global Activities


PHILIPPINES
MASBATE COPPER/GOLD 2008
PAPUA NEW GUINEA
HIDDEN VALLEY GOLD 2008
KAINANTU GOLD 2006
SOLOMON ISLANDS
GOLD RIDGE GOLD 2007
AUSTRALIA
YABULU OPERATIONS UPGRADE 2007
LADY ANNIE COPPER 2007
ERA RANGER URANIUM 2007
MURRIN MURRIN HEAP LEACH 2007
BENDIGO GOLD 2006
POONCARIE MINERAL SANDS 2006
MT. ISA COPPER 2006
HONEYMOON WELL NICKEL 2006
CANADA
TOUQUOY GOLD 2007
MEXICO
DOLORES GOLD/SILVER 2007
ARGENTINA
MANANTIAL ESPEJO SILVER/GOLD 2007
CALCATREU GOLD 2006
LA CABEZA GOLD 2006
CERRO NEGRO GOLD 2007
URUGUAY
SAN GREGORIO GOLD 2007
KEY
Secured Projects
Studies
Offices
Preliminary Design Work

Current Major Projects

Project Name	Client	Location	Installed Capital Value US$ M	Due for Completion
Lumwana Copper Project	Equinox Minerals Limited	Zambia	417	2008
Nui Phao Tungsten Project	Tiberon Minerals Ltd	Vietnam	302	2008
Phu Kham Copper/Gold Project	Pan Australian Resources Limited	Laos	230	2008
Grande Côte Zircon Project	Mineral Deposits Limited	Senegal	Confidential	2007



Lumwana Copper Project

Client - Equinox Minerals Limited

Location - Zambia

Early in 2006 Ausenco provided front end engineering services for the design and engineering of the 20 Mtpa copper concentrator for this project. On completion of an appropriate amount of engineering and a detailed risk assessment, the project was converted to an EPC contract basis as part of a joint venture with Bateman Engineering NV. The EPC scope was extended to encompass supply, construction and commissioning including associated on-site and off-site infrastructure, water and waste management systems, dams, diversion channels, and associated facilities. Lumwana will become the largest current copper project on the African continent.



Nui Phao Tungsten Project

Client - Tiberon Minerals Ltd

Location - Vietnam

Ausenco is responsible for detailed engineering and part procurement of the 3.5 Mtpa mineral processing plant and associated infrastructure for this multi-metallic ore project. Products to be produced include tungsten, fluorspar, bismuth, copper and gold.



Phu Kham Copper/Gold Project

Client - Pan Australian Resources Limited

Location - Laos

Ausenco has been engaged to provide EPCM services for the 12 Mtpa copper concentrator which is located in a remote, confined and mountainous site with challenging geotechnical conditions. Ausenco had previously completed the feasibility study and front end engineering for the project. Previous experience at the Sepon Copper Project in Laos has provided invaluable experience in planning and executing this project.

Project Name	Client	Location	Installed Capital Value US$ M	Due for Completion
Hidden Valley Gold Project	Harmony Gold Mining Company Ltd	Papua New Guinea	210	2008
Dolores Silver/Gold Project	Minefinders Corporation Ltd	Mexico	100	2007
Jinfeng Gold BIOX® Project	Sino Gold Limited	China	90	2007
Lady Annie Copper Project	CopperCo Ltd	Australia	Confidential	2007



Dolores Silver/Gold Project

Client - Minefinders Corporation Ltd
Location - Mexico



Jinfeng Gold BIOX® Project

Client - Sino Gold Limited

Location - China



Hidden Valley Gold Project

Client - Harmony Gold Mining Company Limited
Location - Papua New Guinea

The project involves the design and construction of a 18,000 tpd silver/gold heap leach plant with the project flowsheet comprising of crushing, screening, and heap leaching of the metal values. This was the first project for Ausenco in Latin America and resulted from investment in the establishment of a permanent presence in this region. The project will form a platform for further growth.

This plant, the first western executed gold project in China, involves the design and construction of a 1.2 Mtpa refractory gold treatment facility including flotation, BIOX® leaching and CIL. Ausenco's scope includes the management of the engineering for the process plant and infrastructure, global procurement and logistics, construction management and commissioning.

Hidden Valley is a greenfields development of a mine site and processing plant in the remote highlands of Papua New Guinea, where Ausenco has executed previous projects. Ausenco is providing a full complement of EPCM services covering the processing plant, site accommodation facilities and associated infrastructure.

Ausenco's project pipeline extends through to 2010

covering projects in 16 countries across a broad range of commodities

Projects Completed in 2006

Project Name	Client	Location	Installed Capital Value US$ M
Pooncarie Mineral Sands Project	Bemax Resources Limited	Australia	25
Bendigo Gold Project	Bendigo Mining Limited	Australia	50
Kainantu Gold Project	Highlands Pacific Limited	Papua New Guinea	40







Pooncarie Mineral Sands Project

Client - Bemax Resources Limited
Location - Australia

Ausenco completed the design and construction of a 575,000 tpa Heavy Mineral Concentrate treatment facility at the Ginkgo Mine Site on an EPC basis. The engagement also included the design and construction of the Mineral Separation Plant located at Broken Hill. Experience with Pooncarie paved the way for Ausenco's entry into other mineral sands projects.

Bendigo Gold Project

Client - Bendigo Mining Limited
Location - Australia

Ausenco's scope of services was to provide detailed EPCM and commissioning/ramp-up. The plant is designed to process 600,000 tpa of Run of Mine ore with a particular feature being the use of high pressure grinding rolls in the comminution circuit.

Kainantu Gold Project

Client - Highlands Pacific Limited
Location - Papua New Guinea

The Kainantu project comprised the design and construction of a 170,000 tpa gold processing plant to treat high grade ore. The plant is located in the Eastern Highlands Province of Papua New Guinea. It consists of a two-stage crushing circuit, ball mill, flotation circuit, gravity gold recovery, 40,000 tpa concentrate handling system and surface infrastructure.

Successful project execution
is reflected in Ausenco's strong financial performance during 2006

Ausenco is committed to continuous improvement in its health, safety and environmental performance. Health, Safety and Environment (HSE) are integral components of Ausenco's core value 'Safety in All We Do'.

The safety of Ausenco's people is the Company's highest priority. The Company's Corporate Safety Committee monitors safety performance on a regular basis against uniform standards which are consistently applied. Ausenco's HSE system is supported by practices, policies, standards, procedures and guidelines that apply to all aspects of the Company's global operations. Ausenco personnel are trained to take a proactive approach to HSE management for their own welfare and protection, as well as that of their colleagues, contractors, clients, visitors and the general public.

The lost time injury frequency rate (LTIFR) for the 12 months to 31 December 2006 was 1.7 based on 4.7 million man-hours worked. Whilst this is an acceptable result within the industry, Ausenco's goal is to manage its activities so that no harm comes to any of its employees or others associated with its activities.

SAFETY STATISTICS

Year	LTI[1]	Total Man-hours	LTIFR[2]
2003	2	1,176,000	1.70
2004	4	8,186,899[3]	0.49
2005	4	2,427,771	1.65
2006	8	4,711,135[4]	1.70

1. LTI - LOST TIME INJURY
2. LTIFR - LOST TIME INJURY FREQUENCY RATE = THE NUMBER OF LTI'S PER MILLION MAN-HOURS WORKED
3. INCLUDES ALL THE CONSTRUCTION MAN-HOURS FROM TWO LARGE INTERNATIONAL PROJECTS, SEPON AND TULAWAKA
4. HOURS FROM 26 PROJECTS OF VARYING SIZES WITH JINFENG AND LUMWANA THE LARGEST PROJECTS OFFSHORE DURING THE PERIOD.

Ausenco's involvement in projects in different countries and environments has necessitated the development and implementation of detailed plans to minimise damage to the environment. Reflecting uniform standards and world's best practice, the plans are tailored to meet the particular conditions applying at the locations in which the Company operates. Effective environmental planning requires close liaison and cooperation with clients and local communities.

Ausenco is also committed to playing a constructive role in the communities in which it operates. It respects local laws, culture, traditions, customs and beliefs and supports local enterprises to ensure that communities benefit from projects through employment opportunities, training and social programs.



SITE SAFETY, JINFENG GOLD PROJECT



ENVIRONMENTAL AWARENESS



SUPPORT OF LOCAL BUSINESS



COMMUNITY SPONSORSHIP, TANZANIAN CHILDRENS CHOIR

People and Performance

Ausenco recognises the contribution its personnel have made towards its success. Over a period of 15 years, the Company has built up a team of talented, committed and motivated professionals across a broad range of disciplines and a cross-section of cultures and backgrounds.

By the end of 2006, as a result of the growth in the resources industry and the demand for Ausenco's services, personnel numbers grew to over 770. Further growth is anticipated through 2007 as projects in-hand progress and pipeline opportunities are converted into new projects.

Ausenco is recognised within the engineering services industry as a preferred employer. As the Company wins prominent projects around the world, it becomes an increasingly desirable employer of skilled and experienced professionals. In view of the intense demand for skilled personnel in the global mining and mineral processing industry due to the buoyant minerals market, this recognition provides Ausenco with a competitive edge.

Ausenco believes that, by providing a clear vision, strong management, role models and focused goals, employees will be encouraged to reach their potential. The Company is committed to providing personnel with the tools and skills necessary to deliver project excellence in a safe and harmonious working environment. It provides development and continuing education programs to support skills development and career progression.

Ausenco has a strong focus on building for the future by investing in young professionals, offering university students and graduates the opportunity to gain practical experience through on-the-job training and development. An internal Graduate Recruitment Program has been designed to attract, develop and retain young engineers. Through an agreement negotiated with Engineers Australia, graduate recruits are able to gain professional accreditation with Engineers Australia through completion of core units and an accumulated period of experience in their specific field.

During 2006, a management program incorporating the core elements Lead, Grow, and Innovate (LGI) was initiated. Its focus is to ensure that the Company's current and future leaders are equipped with the necessary skills and techniques to sustain a positive and productive working environment for all employees.



› BENDIGO GOLD PROJECT TEAM



GRADUATE PROGRAM



MENTORSHIP



IN-HOUSE TRAINING



KNOWLEDGE EXCHANGE



INTERNATIONAL OFFICE, MANILA

Board of Directors



Wayne Goss

LLB, MBA, FAICD

Chairman



Zimi Meka

B Eng (Hons) Mech, MIE Aust, MAICD, RPEQ

Managing Director



Bob Thorpe

B Tech (Mech), MIE Aust, MAICD, RPEQ

Non-Executive Director

Wayne Goss was appointed as Chairman in 2002. He is Chairman of the National Board of Deloitte Touche Tohmatsu. He is a director of Ingeus Limited and is a former director of ASX listed WebCentral Group Limited (Feb 2005 - Oct 2006), Peplin Limited (Aug 2000 - Aug 2005) and Brisbane Broncos Limited (May 2004 - Feb 2005). Wayne is also Chairman of Trustees of the Queensland Art Gallery, Chairman of the Government Reform Commission, South Australian Government, and is a former Chairman of the Advisory Council, Graduate School of Government, University of Sydney. He was awarded the Honorary Degree of Doctor of the University, by the Queensland University of Technology in 2001 and by Griffith University in 2003. Wayne was admitted as a solicitor of the Supreme Court of Queensland in 1973. He was elected Premier of Queensland in 1989 and served in that capacity until 1996. He is also a Fellow of the Australian Institute of Company Directors.

Zimi Meka is one of the founding directors of Ausenco Limited and was appointed as Managing Director in 1999. Zimi's background includes senior roles in engineering and operations companies prior to the formation of Ausenco in 1991. He has over 25 years experience in the design, construction and operation of a wide range of processing plants and infrastructure in the minerals industry in Australia and internationally. Zimi is also a Director of JKTech Pty Ltd (the commercialisation arm of the Julius Kruttschnitt Mineral Research Centre of the University of Queensland) and Australian Solomons Gold Limited.

Bob Thorpe was Ausenco's founding Managing Director until retiring from the role in 1999. Prior to the formation of Ausenco in 1991, Bob held Director and General Manager positions in engineering and operations management companies in Queensland and Western Australia. Bob has over thirty-three years experience in design, engineering, project management, construction, operation and maintenance of large scale processing plants in Australia and internationally. He also has significant experience in contractual and commercial management, estimating systems and corporate risk management.



Hank Tuten

BA Econ

Non-Executive Director



George Lloyd

MBA, B Eng Sc (Industrial), FAusIMM

Non-Executive Director



John O'Reilly

MSc, DIC, BSc(Eng), ARSM, FIMMM

Non-Executive Director

Hank Tuten is a partner in and chairs the Investment Committee of Resource Capital Funds, a United States based investment fund. Prior to this, Hank spent over 15 years with the N M Rothschild and Sons Group. During that period he was progressively, the Chief Executive Officer of Rothschild Australia Limited, Rothschild North America Inc. and Continuation Investments, the Rothschild Group's private equity arm. Hank has also had experience as a commercial banker with the Philadelphia National Bank. He currently serves on the Boards of Australian Solomons Gold Limited and St. Barbara Limited.

George Lloyd is involved in providing advisory services to the resources sector. He is Chairman of AWR Lloyd, an Asian-based firm providing mergers and acquisitions, corporate strategy, industrial research and investor relations advisory services to the mining and energy industries in Asia and Australia. He is also a member of the Advisory Board of the US-based investment fund Resource Capital Funds. George has served as a board member of a number of listed and unlisted Australian resource companies with interests in minerals, energy and industry services. Most recently, he served on the board of Equatorial Mining Limited from March 2002 to February 2006.

John O'Reilly is a mining sector senior executive with over 40 years experience including 19 years in senior executive positions within Rio Tinto Plc. Over a period of 5 years, John dedicated his time to the development, construction and operation of the Lihir Gold Limited project in Papua New Guinea, in which Rio Tinto was a substantial shareholder. John was subsequently appointed the inaugural Chief Executive Officer and director of Lihir Gold Limited and Managing Director of Lihir Management Company Limited. He served on the Board of Lihir Gold from March 2003 to December 2006 as a director nominated by Rio Tinto. John is a current director of Lion Selection Group Limited, AuSelect Limited, Indophil Resources NL, Cambrian Mining Plc and Polymetal.

Executive Management Team



Zimi Meka

B Eng (Hons) Mech, MIE Aust, MAICD, RPEQ

Managing Director

Zimi Meka is one of the founding directors of Ausenco Limited and was appointed as Managing Director in 1999. Zimi's background includes senior roles in engineering and operations companies prior to the formation of Ausenco in 1991. He has over 25 years experience in the design, construction and operation of a wide range of processing plants and infrastructure in the minerals industry in Australia and internationally. Zimi is also a Director of JKTech Pty Ltd (the commercialisation arm of the Julius Kruttschnitt Mineral Research Centre of the University of Queensland) and Australian Solomons Gold Limited.



Craig Allen

MBA, B Comm, LLB, Dip Fin, CA, F Fin

Chief Financial Officer / Company Secretary

Craig Allen is responsible for the management of Ausenco's corporate services which cover finance, corporate strategic planning, treasury, taxation, company secretarial, investment evaluation and investor relations. He has an extensive financial, advisory, and commercial background in the mining and energy industries as well as experience working on a number of large scale resource and energy mergers and acquisitions. Previous employers include Coopers & Lybrand, BHP Limited, Billiton Plc, NRG Energy Inc. and Energy Developments Limited.



Brett Smith

MBA, B Eng (Chem), MA, Dip Industrial Marketing

Chief Operating Officer

Brett Smith has overall responsibility for the conduct of Ausenco's international operations. He has held senior management roles for companies engaged in engineering, construction, project development and minerals exploration in a number of countries including Australia, Asia, China and Brazil. His experience spans technical and commercial management of corporations and large mineral projects.



Ken Roxburgh

B Eng (Hons) (Mech), MIE Aust

General Manager, Commercial and Risk Management

Ken Roxburgh is responsible for managing Ausenco's commercial, contracting and risk assessment to ensure that all commercial, legal and technical risks are identified, mitigated and monitored during all project phases. Ken has 31 years engineering and commercial experience in the design, engineering, and construction of minerals processing plants in Australia and overseas. Previous employers have included Minproc Limited, Lycopodium Limited and Comet Resources Limited.



Stuart Ratcliffe

BSc (Hons), PhD

General Manager, Business Development

Stuart is responsible for overall business development and marketing for Ausenco and assists in the long term development of Ausenco's client base. This involves monitoring industry trends, identification and analysis of key prospects internationally, and coordination and follow-up of proposals and tenders. In addition, Stuart assists in developing commodity diversification opportunities beyond Ausenco's traditional fields. Stuart is a minerals processing engineer, with more than 25 years experience in operations, research and development, design and business development.



Wayne Anderson

B Eng (Min Proc), Dip Fin GM

General Manager, Strategic Development China

Wayne is responsible for the development and maintenance of client relationships and the global marketing of Ausenco's services throughout the mining and minerals processing industry. He has considerable Australian and international experience in the mining and processing of base metals and iron ore as well as in the execution and financing of mining, power, gas and industrial projects. Previous employers include Rio Tinto Limited, Duke Energy International, United Group Limited and Falconbridge Limited.

Executive Management Team



Matt Langridge

B Eng (Civil)

General Manager,
Projects and Construction

Matt is responsible for coordination and management of Ausenco's projects and construction personnel to ensure that all projects undertaken by Ausenco are successfully completed. Matt has 20 years experience in the design, procurement and construction management of minerals processing plants in Australia and overseas with a particular focus on minerals projects in developing countries. Previous employers have included Minproc Limited, FL Smidth, Western Mining Limited, Worsley Alumina Limited and Sons of Gwalia Limited.



Peter Hrstich

B Eng (Mech – Honours), Dip Tech Mgt, NPER – 3

General Manager,
Engineering and Process

Peter is responsible for the global coordination of Ausenco's engineering, process and drafting. He has a substantial management background in engineering, project development, operations and maintenance, and business development. His experience covers mining and minerals processing, materials handling and transportation. It has also included managing high technology projects from engineering to completion. Previous employers have included CSR Limited, BHP Engineering Limited, Fluor Daniel Inc. and Downer EDI Limited.



Greg Lane

BAppSc, MSc.

General Manager,
Technical Solutions

Greg is responsible for the delivery of Ausenco's Technical Solutions, including feasibility studies, consulting services, technology development and innovation. He has 20 years experience in the fields of engineering, design, construction, maintenance, operation of processing plants, with particular experience in comminution and flotation circuit design and commissioning. Previous employers have included Aberfoyle Resources Limited, Western Mining Corporation and GRD Minproc Limited.



Ed Meka

B Eng (Mech)

General Manager,
Alliances

Ed is responsible for managing Ausenco's client alliance projects. Ed has 19 years of operational experience, including managing and sponsoring a number of key projects through resource assessment, feasibility study, engineering design and ultimately project management and construction in a variety of locations including Turkey, Vietnam, Pakistan and Australia. Previous employers have included Mount Isa Mines Limited, BHP Ok Tedi (for BHP Engineering Limited), Pancontinental Mining Limited and BHP Coal.



Hacy Tobias

BA

General Manager,
People and Performance

Hacy Tobias is responsible for Ausenco's global human resources initiatives with a particular emphasis on leadership and talent development. Hacy is a senior human resources executive with extensive experience in Australia, Europe and Asia Pacific in human resource director roles, spanning many different industry sectors. Previous employers have included Mayne Nickless Limited and SAS.



Greg Paholski

General Manager,
Ascentis

Greg has over 25 years experience working in mines and mineral processing facilities. Greg commenced his career as an electrician with CRA Limited in Broken Hill and progressed to managing major construction, refurbishment and maintenance activities associated with processing and mining as well as responsibility for operational process plants. Previous employers include CRA Limited, Henry Walker Eltin Limited and Simon Engineering Limited.

Corporate Governance Statement

The Board is responsible for the corporate governance of the Company and has adopted as a guiding principle that it act honestly, conscientiously and fairly, in accordance with the law and in the interests of Ausenco's shareholders (with a view to building sustainable value for shareholders), employees and other stakeholders. The Board's key responsibility is to create long-term shareholder value within an appropriate risk framework. The Board expects its members and all employees of the Company to act with the utmost integrity towards all stakeholders, irrespective of whether they are shareholders, employees, clients, suppliers or other parties impacted by the behaviour of the Company.

The Company's corporate governance practice reflects the Australian Stock Exchange (ASX) Corporate Governance Council's Principles and Best Practice Recommendations, hereinafter referred to as the Guidelines. In each section below comments are made in relation to each ASX Corporate Governance Council principle.

Principle 1

Lay solid foundations for management and oversight

The Board's key responsibility is the protection and enhancement of long-term shareholder value within an appropriate risk framework. The key governance principles adopted by the Board governing Ausenco are contained in the Board Charter, which is published on the Company's website www.ausenco.com.

The Board establishes the strategic direction and a policy framework within which management works to manage the day-to-day business of the Company. The Charter is kept under review and amended from time to time as appropriate, taking into consideration practical experience gained in operating as a listed Company. The Board monitors the Charter on a regular basis.

Principle 2

Structure the Board to add value

Ausenco has a six member Board comprising five non-executive Directors (including the Chairman) and the Managing Director.

Two of the directors and the Chairman are independent, giving the Board the benefit of independent and unencumbered judgment.

One third of the directors (excluding the Managing Director) are required to retire from office each year. Retiring directors may be re-elected.

The Managing Director, Zimi Meka and two non-executive directors, Hank Tuten and Bob Thorpe, are not deemed 'independent' in accordance with the Guidelines. In recognition Ausenco's business aspirations, it is considered advantageous to have a Chairman and contributing directors with a thorough understanding of the Company and the industry sector in which it operates. Ausenco does not believe the Board's ability to perform its role is compromised.

The Board has a policy of allowing directors to seek independent professional advice at the Company's expense. If appropriate, this advice will be shared with other directors. The Chairman will review in advance the estimated costs for reasonableness, but will not impede the seeking of advice.

The Board has determined that establishing a separate Nominations Committee is not appropriate considering the size and circumstances of the Company at this time.

Together, the Directors possess a broad range of skills, experience, expertise, qualifications and contacts relevant to the business of the Company.

Principle 3

Promote ethical and responsible decision-making

The Board has adopted and incorporated into the corporate governance Charter, a detailed Code of Ethics and Values and a detailed Code of Conduct for Transactions in Securities. The purpose of these codes is to guide Directors in the performance of their duties and to define the circumstances in which both Directors and management, and their respective associates, are permitted to deal in securities. Both codes have been designed with a view to ensuring the highest ethical and professional standards, as well as compliance with legal obligations, and therefore compliance with the Guidelines.

The Company has a policy that allows only directors and nominated employees, and their related parties, to buy or sell shares during the six week periods following the release of the full year and half year results, and the Annual General Meeting (AGM). Any person wishing to buy or sell shares must obtain permission from the Board in advance of the transaction.

Any transaction conducted by directors in shares of the Company is notified to the ASX. Each Director has entered into an agreement with the Company to provide information to enable the Company to notify the ASX of any share transactions within five business days.

Principle 4

Safeguard integrity in financial reporting

The Board has established an Audit Committee to provide assistance in the form of assurance regarding its financial reporting, internal controls, reporting structure and internal and external audit responsibilities. The Audit Committee's role is to assist the Board to independently verify and safeguard the integrity of the Company's financial reporting, and to review, evaluate and monitor the implementation of the risk management framework in accordance with the policies of the Company.

The Committee complies with the Guidelines insofar as the Committee consists of only non-executive directors (presently Hank Tuten, George Lloyd and Wayne Goss), the majority of whom are independent, and there are three members. The Guidelines are not fulfilled with respect to Mr Tuten, who is considered not to be independent.

In addition, the Committee is responsible for reviewing the nomination, performance and independence of the Company's external auditors and maintains a formal charter. The charter, accessible within the corporate section of the Company's website, is reviewed at least annually to ensure it is in line with emerging market practices, which are in the best interests of shareholders.

Auditor independence

The Committee considers the independence of the auditor. The auditor has a policy that the partner on the audit is rotated every five years. An analysis of fees paid to the auditor for non-audit services is included in the Directors' Report.

On an annual basis, the auditor formally presents to the Committee a certificate confirming their independence. The auditor's independence statement is included in the Audit and Risk Management Committee Report. The Managing Director and the Chief Financial Officer have certified to the Committee that the group's financial reports present a true and fair view, in all material respects, of Ausenco's financial condition and operational results and are in accordance with relevant accounting standards supported by a succinct risk management and internal control methodology.

Principle 5

Make timely and balanced disclosure

Ausenco fully supports the continuous disclosure regime and its current practice is consistent with the Guidelines.

Continuous disclosure is a routine agenda item at all Board meetings and the Company makes regular announcements to the market on commercial activities, which may have a material influence on the share price.

Presentations made to analysts or investors are posted on the Company's website. If the presentations contain information that has not been in the public domain, and that would have a material effect on the share price, the presentation is sent to the ASX prior to the presentation being made.

Policies and procedures for compliance with ASX Listing Rules disclosure requirements are included in Ausenco's corporate governance Charter which can be viewed on the Company's website.

Principle 6

Respect the rights of shareholders

The Board is committed to communicating with shareholders regularly and clearly by both electronic and more traditional methods. The Annual Report, half-year report and AGM are all important communication forums. The Company encourages shareholders to attend and participate at general meetings. Ausenco welcomes questions from shareholders at any time and these will be answered within the confines of information that is not market sensitive or already in the public domain. Also, all announcements made by the Company to the ASX (except disclosures of a compliance nature) are posted on the Company's website.

The external auditor attends the AGM and is available to answer any questions with regard to the conduct of the audit and the corresponding report.

The following documents that address corporate governance are available within the Investor Relations section of the Company's website:

General

- Corporate Governance Statement

Codes and Conducts

- Board Charter
- Code of Ethics and Values
- Code of Transactions in Securities
- Standing Rules of Committees
- Audit Committee Charter
- Remuneration Committee Charter

Corporate Governance Statement

Principle 7

Recognise and manage risk

The Board considers the management of risk. The Company carries out a formal risk review on an annual basis. Risks identified have appropriate actions developed or mitigating circumstances documented. The Company has a risk awareness culture whereby any potential risks identified are brought to the attention of management for appropriate action.

All staff are provided with, and are required to comply with, the Group Operating Policies and Procedures. These procedures outline potential risk management issues within the Company.

The Board considers, on an annual basis, the insurance policies the Company has in place. The Chief Financial Officer, on an annual basis, reports on the internal control environment within the Company and is responsible for immediately alerting the Board if any material breakdowns in internal control occur.

The Board and Audit Committee identifies and reviews the major risks impacting each area of the business and develops strategies to effectively mitigate these risks. The Managing Director and Chief Financial Officer have made representations to the Audit Committee on the system of risk management and internal compliance and control, which implement the policies adopted by the Board. The Managing Director and Chief Financial Officer have also represented that, to the best of their knowledge, the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects. The representation by the Managing Director and Chief Financial Officer is supported by representations to them from all senior executives.

However, even well designed and monitored risk management and internal controls cannot guarantee that adverse events or losses will not arise and can provide only a reasonable level of assurance. All control systems have inherent limitations and are subject to breakdowns from time to time. No evaluation of the Company's risk management and internal control systems can provide absolute assurance that all risks are managed or all control issues within the organisation have been detected.

Principle 8

Encourage enhanced performance

The Board carries out a Board assessment on an annual basis. Senior executives are subject to a formal performance review process on an annual basis. The focus of the performance review is to set specific objectives and monitor executive's performance against these objectives, while ensuring they are aligned to the Company's business plan.

Principle 9

Remunerate fairly and responsibly

The Board has established a Remuneration Committee. This Committee reports to the Board on remuneration and issues relevant to remuneration policies and practices including the remuneration of senior management. Its members are Hank Tuten (Committee Chairman), Wayne Goss and George Lloyd.

The Company's remuneration policy is described in the Remuneration Report contained within the Directors' Report.

The Committee considers the remuneration of the Managing Director and direct reports, as well as fees paid to non-executive directors. The Committee also determines the overall remuneration framework for all employees in the Company.

Principle 10

Recognise the legitimate interests of stakeholders

The Code of Conduct formally documents the Company's approach to all of its stakeholders. The Company expects all of its employees to act with the utmost integrity with all stakeholders. The Company does not make political donations, but does participate in a number of industry bodies that promote and support the industries in which the Company works.



FINANCIAL REPORT

Financial Report

Contents

Your Directors present their report on the consolidated entity consisting of Ausenco Limited and the entities it controlled ("Ausenco") at the end of, or during the year ended 31 December 2006.

Directors

Directors were in office for this entire period unless otherwise stated. The names of the Ausenco Limited ("the Company") Directors in office during the financial year and until the date of this report are as follows:

- Wayne Goss
- George Lloyd
- Zimi Meka
- John O'Reilly (Appointed 21 November 2006)
- Bob Thorpe
- Hank Tuten

Principal Activities

During the year the principal continuing activities of the consolidated entity consisted of:

- design of mineral processing plants
- procurement of equipment for mineral processing plants on behalf of principals
- project management and construction supervision of mineral processing plants
- design and construction of mineral processing plants on a turnkey basis, and
- operating and maintenance of mineral processing plants.

Dividends – Ausenco Limited

Fully franked dividends paid to members during the financial year were as follows:

	2006 $ '000	2005 $ '000
Interim ordinary dividend for the financial year ended 31 December 2006 of 2.5 cents per share paid on paid 25 October 2006	2,049	–
Final ordinary dividend for the financial year ended 31 December 2005 of 5.3 cents per share paid on 24 April 2006	3,790	–
Interim ordinary dividend for the financial year ended 31 December 2005 of 0.72 cents per share paid 22 September 2005	–	518
Final ordinary dividend for the year ended 31 December 2004 of 0.57 cents per share paid 26 April 2005	–	414
	5,839	**932**

Since the end of the financial year, the Directors have declared a fully franked final dividend of 7.5 cents per fully paid ordinary share. In accordance with Australian Accounting Standards Board (AASB) 137 *Provisions, Contingent Liabilities and Contingent Assets*, the aggregate amount of the proposed final dividend of $6.2 million is not recognised as a liability as at 31 December 2006.

Earnings Per Share

	2006 CENTS	2005 CENTS
Basic earnings per share	17.33	7.87
Diluted earnings per share	17.00	7.87

Directors' Report

Review of Operations

A summary of the consolidated revenues and results for the 12 months to 31 December 2006 and 2005 is as follows:

	CONSOLIDATED	
	2006 $ '000	2005 $ '000
Revenue	144,396	77,667
Aggregated revenue	144,396	77,667
Earnings before interest, income tax, depreciation and amortisation (EBITDA)	19,568	8,061
Depreciation and amortisation	(1,787)	(596)
Earnings before interest and tax	**17,781**	**7,465**
Net interest income/(expense)	114	141
Net profit before income tax	**17,895**	**7,606**
Income tax expense	(4,483)	(1,943)
Net profit after income tax	13,412	5,663
Net profit attributable to outside equity interests	-	-
Net profit attributable to members of Ausenco Limited	**13,412**	**5,663**

	AGGREGATED REVENUE		EBIT	
	2006 $ '000	2005 $ '000	2006 $ '000	2005 $ '000
Engineering and projects	142,400	75,405	17,251	7,463
Operations and maintenance	5,976	2,561	530	2
Eliminations	(3,980)	(299)	-	-
	144,396	77,667	17,781	7,465

Ausenco's safety performance for the 12 months to 31 December 2006 included a total Lost Time Injury Frequency Rate (LTIFR) of 1.7 based on 4.7 million hours worked during this period. Ausenco's safety performance record exceeds the industry standards and international best practice. The Company's safety goal is 'to do no harm' and it will continue to strive to improve its safety performance.

Aggregated revenue for the year of $144,396,000 was up 86% on the aggregated revenue of $77,667,000 for the previous financial year. Earnings before interest and tax (EBIT) were $17,781,000, an increase of 138% on prior year EBIT of $7,465,000.

Basic earnings per share were 17.33 cents, an increase of 119% over the 7.87 cents per share in the previous corresponding period.

Ausenco's earnings before interest and tax (EBIT) margin increased to 12.3% compared to 9.6% for the previous corresponding period. The after tax profit margin of 9.3% was an improvement on the result of 7.3% recorded in the 2005 year. The effective tax rate was similar to the previous corresponding period at 25%.

Ausenco's net operating cash flow, after interest and tax, increased by 44% to $14,129,000. Combined with its ungeared balance sheet, Ausenco's improved operating cash flows strengthened its working capital position providing a solid financial platform for continued growth.

Cash at 31 December 2006 was $24,733,000. Ausenco continues to be debt free and has working capital and bonding facilities of $60.8 million a large portion of which is undrawn and places the Company in a strong position to secure new projects.

During the period, the Ausenco division secured a number of new projects, contributing to a revenue increase of 85% to $142,402,000. The projects demonstrated Ausenco's capability to execute large and small projects across a wide range of commodities in diverse and often remote locations. Ausenco's project commodities in 2006 included base metals, precious metals, mineral sands and industrial minerals.

In recognition of its achievements in the delivery of engineering and project management services internationally, Ausenco was awarded the Queensland and Australian Export Award for Services 2006.

Ausenco's strong reputation as a provider of engineering, procurement and construction management (EPCM) services to the mining and mineral processing market has enabled it to secure major contracts globally for projects with a total installed capital value of over US$1.9 billion.

The Company has a strong presence in Asia. Having completed the preliminary design and engineering component of the US$230 million Phu Kham Copper Gold Project [Pan Australian Resources Limited] in Laos early in the year, Ausenco secured the full EPCM contract for the project. Experience gained previously in Laos on the Sepon Copper Gold Project [Oxiana Limited] was a key advantage. The award of the contract for the Phu Kham project has enabled the expansion of the group's detail engineering team in Manila. This detailed engineering team will also make a significant contribution to the Didipio Gold Copper Project [Oceana Gold Limited] in the Philippines for which Ausenco is the preferred contractor.

Ausenco is strengthening its presence in China to ensure that it is well positioned to benefit from new project opportunities. Commissioning of the Jinfeng Gold BIOX® Project in China [Sino Gold Limited] is underway with completion anticipated during the second quarter of 2007.

Other major projects within the region presently include the Nui Phao Tungsten Project [Tiberon Minerals Ltd] in Vietnam and, as the result of previous study work undertaken by Ausenco, the Hidden Valley Gold Project [Harmony Gold Mining Limited] in Papua New Guinea.

Ausenco is establishing a global procurement office in Thailand which will enable it to realise economies of scale, increased workforce efficiency and improved project logistics leading to increased profitability and delivering significant benefits to its clients.

The US$407 million Lumwana Copper Project in Zambia is being delivered on an engineering procurement construction (EPC) basis, in joint venture with Bateman Engineering NV, for Equinox Minerals Limited. When complete, this project will be the largest copper project on the African continent adding to Ausenco's African expertise and positioning it to capitalise upon future opportunities in the mineral-rich African copper belt. Ausenco's project schedule in Africa also includes the front end design for the Grande Côte Mineral Sands Project and the Sabodala Gold Project in Senegal.

The Americas are an equally important growth region for Ausenco. Corporate offices were established in Vancouver and Tucson during 2006 to promote further growth and delivery of projects. One project is underway, another is in negotiation and several studies have commenced.

Ausenco's Australasian project activity in 2006 included completion of the Pooncarie Mineral Sands Project for Bemax Resources Limited, Highland Pacific Limited's Kainantu project and the Bendigo Gold Project for Bendigo Mining Limited. Work continued on the Murrin Murrin Nickel Project in Western Australia and the Lady Annie Copper Project in Queensland.

Ascentis, Ausenco's operating and maintenance services division continues to deliver growth, with an increased earnings contribution of $0.5 million. During the period Ascentis was accredited as a Registered Training Organisation (RTO) to provide Mineral Processing Certificate III qualifications. Ascentis is increasing its scope of services, expanding its management team and pursuing opportunities to offer its services to Ausenco's clients.

Significant Changes in the State of Affairs

On the 15 June 2006, Ausenco listed on the Australian Stock Exchange (ASX) as part of an Initial Public Offering (IPO) of its shares. $10 million in additional share capital was raised during the IPO.

Matters Subsequent to the End of the Financial Year

Other than matters mentioned in this report, no matter or circumstance has arisen since 31 December 2006 that has significantly affected, or may significantly affect:

a) Ausenco's operations in future financial years
b) the results of those operations in future financial years, or
c) Ausenco's state of affairs in future financial years.

Likely Developments and Expected Results of Operations

Likely development in and expected results of the operations of Ausenco have been discussed generally in the annual report. Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' Report

Environmental Regulation

Ausenco does not carry out environmentally sensitive activities in its own right. Ausenco's principal exposure to environmental risk lies in failing to perform services to the appropriate standard of care, resulting in environmental damage. Assessment and management of such risks forms part of Ausenco's risk management and quality assurance systems. The Directors are not aware of any breaches of environmental regulations as a result of the activities of the consolidated entity.

Non-audit Services

Ausenco may employ its auditors on assignments additional to their statutory audit duties where the auditor's expertise and experience with Ausenco and/or the Group are important. Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- All non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor, and
- None of the services undermine the general principles relating to auditor independence, as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for Ausenco, acting as an advocate for Ausenco or jointly sharing economic risks and rewards.

During the year the following fees were paid or payable for services provided to Ausenco by the auditor of the Company and its related practices:

	CONSOLIDATED 2006 $
1. Audit Services	
PricewaterhouseCoopers Australian firm:	
Audit and review of financial report and other audit work under the *Corporations Act 2001*	133,006
Total remuneration for audit services	**133,006**
2. Other Assurance Services	
PricewaterhouseCoopers Australian firm:	
Due Diligence services	140,500
IFRS Accounting services	5,000
Total remuneration for other assurance services	**145,500**
Total remuneration for assurance services	**278,506**
Taxation Services	
PricewaterhouseCoopers Australian and affiliated firms:	
Australia Tax compliance services,	338,488
International Tax compliance services,	46,061
Total remuneration for taxation services	**384,549**

Directors' Meetings

The number of meetings of the Company's Board of Directors (including meetings of committees of Directors) held during the year ended 31 December 2006, and the numbers of meetings attended by each Director were:

	BOARD		AUDIT COMMITTEE		REMUNERATION COMMITTEE[a]	
	Meetings held while a Director	Number attended	Meetings held while a Member	Number attended	Meetings held while a Member	Number attended
Wayne Goss	8	8	3	3	2	2
George Lloyd	8	8	3	3	2	2
Zimi Meka	8	8	–	–	–	–
Bob Thorpe	8	8	–	–	–	–
Hank Tuten	8	7	3	3	2	2
John O'Reilly [b]	1	1	–	–	–	–

[a] *During the year ended 31 December 2006 all nomination issues were considered by the Board as a whole.*
[b] *Mr O'Reilly was appointed a director on 21 November 2006.*

Information on Directors

The names of the Directors holding office during the financial year and until the date of this report are set out on pages 26-27 of the Annual Report.

Insurance of Officers

During the financial year, Ausenco paid a premium to insure the Directors and secretary of Ausenco, and the general managers of each of the divisions of the consolidated entity. The contracts prohibit the disclosure of the amounts of premiums paid.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entities, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a willful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Auditors' Independence Declaration

A copy of the Auditors' Independence Declaration as required under section 307 C of the *Corporations Act 2001* is set out on page 52.

Rounding of Amounts

Ausenco is a company of the kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' report. Amounts in the Directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars or, in certain cases, to the nearest dollar.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

Remuneration Report

Company Performance

The Company listed on the Australian Stock Exchange ("ASX") in June 2006. The graphs below illustrate the performance of the Company's shares and its key ratios since it began trading as a listed company.

Ausenco has experienced strong growth in earnings of approximately 86% during the financial year contributing to:

- A 248% increase in Ausenco's share price to 31 December 2006 since listing in June 2006
- Earnings per share growth ("EPS") of approximately 119% since 2005;
- Total shareholder return ("TSR") of approximately 251% to 31 December 2006. This excludes the final dividend payable.

Since listing in June 2006, the Company has paid/declared the following fully franked dividends:

DIVIDENDS

Interim dividend 2006	2.5 cps
Final dividend 2006	7.5 cps

The following graphs illustrate the impact of Ausenco's performance on shareholder wealth. The two graphs show Ausenco's share price performance against the ASX/S&P Small Ordinaries Index and S&P/ASX 300 indices since listing on the ASX and the Ausenco's TSR performance against the ASX/S&P Small Ordinaries Index and ASX 300 indices.


Ausenco Share Price Performance
vs ASX 300 Ind vs ASX/S&P Small Odinaries Index
300%
250%
200%
150%
100%
50%
0%
AAX
ASX 300
ASX/S&P Small Ordinaries Index
Jun 06
Jul 06
Aug 06
Sept 06
Okt 06
Nov 06
Dec 06


Ausenco Total Shareholder Return Performance
vs ASX 300 Ind vs ASX/S&P Small Odinaries Index
300%
250%
200%
150%
100%
50%
0%
AAX
ASX 300
ASX/S&P Small Ordinaries Index
Jun 06
Jul 06
Aug 06
Sept 06
Okt 06
Nov 06
Dec 06

Historically, Ausenco's annual compound EBIT growth since 2003 of 78% is illustrated in the following two diagrams highlighting full year Earnings Before Interest and Taxes ("EBIT") and Net Profit After Tax ("NPAT") annual growth.

Ausenco Earnings Before Interest and Taxes


A$ M
16
12
8
4
0
2003
2004
2005
2006

Ausenco Net Profit After Tax


A$ M
20
16
12
8
4
0
2003
2004
2005
2006

Remuneration Committee

The Remuneration Committee ("Committee") was established as a sub-committee of the Board in April 2006, shortly before the Company listed. The Committee is governed by its charter, which sets out the membership, responsibilities, authority and activities of the Committee. The Charter is available in the Investor Relations section of Ausenco's website www.ausenco.com. The Committee met twice during the financial year. Attendance at those meetings is detailed in this Directors' Report. The following Directors were members of the Committee during the year.

Name	Position	Duration
Hank Tuten	Chairman	From April 2006
Wayne Goss	Member	From April 2006
George Lloyd	Member	From April 2006

The Committee invites members of management to assist in its deliberations (except concerning their own remuneration). It also engaged specialist remuneration advice during the year from external advisers.

Remuneration Policy and Structure (Audited)

The Committee is responsible for ensuring that Ausenco has coherent remuneration policies and practices which enable it to attract and retain executives, Directors and employees who will generate sustained business performance, create value for shareholders and support Ausenco's goals and values.

The Committee has recommended and the Board adopted, remuneration policies that are designed to:

- enable review of and where appropriate reflect market practices and trends in remuneration matters
- facilitate recommendations to the Board in relation to Ausenco's remuneration policies and procedures
- enabling monitoring of the performance of Directors, senior management and non-executive Directors, and
- facilitate recommendations to the Board in relation to the remuneration of senior management and non-executive Directors.

The executive remuneration and reward framework has three components comprising the executive's total remuneration:

1. **Fixed remuneration and benefits** set by reference to market data and not directly related to Ausenco's financial performance
2. **Short-term performance incentives** set by reference to market data and not wholly related to Ausenco's financial performance, and
3. **Long-term performance incentives** aligned with those drivers which the Board believes will underpin sustainable long-term growth in shareholder value.

The framework provides a mix of fixed and variable remuneration, and a blend of short and long-term incentives. As executives gain seniority in the group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Key Management Personnel and Other Executives Remuneration (Audited)

The Remuneration report shows remuneration information for the Key Management Personnel (KMP) of Ausenco and the Company as defined in AASB 124 *Related Party Disclosures*. The remuneration structure for non-executive Directors is necessarily different to the structure employed for Senior Executive personnel. The remuneration arrangements for each of these groups are discussed separately in this report, with KMP individuals divided into three separate groups for the ease of reference:

- **Non-executive Directors**, being those individuals listed on pages 26 and 27 of the Annual Report,
- **Executive Director**, being Mr Zimi Meka, the Managing Director. Mr Meka is a KMP. Mr Meka was also a KMP during 2005 and continues to hold the same position in 2006, and
- **Other senior executives**, being those individuals who report directly to the Managing Director and have the requisite authority and responsibility for planning, directing and controlling the activities of both Ausenco and the Company. These individuals are listed below. They are all KMP of both of Ausenco and the Company. Messrs Craig Allen, Brett Smith and Ken Roxburgh were also KMP during 2005 and continue to hold the same positions in 2006. Mr Stuart Ratcliffe and Ms Hacy Tobias are considered KMP since

joining Ausenco in 2006. In addition, the following tables include information for Messrs Matthew Langridge and Ed Meka (as 'other named executives'), being the seven named Ausenco and Company executives who received the highest remuneration for the year.

Any cash bonuses are dependent on the satisfaction of performance criteria set out in the section entitled Short-term Incentive ("STI") Plan. Performance rights are not vested unless annual Earnings per share ("EPS") and Total shareholder returns ("TSR") are greater than the nominated performance against the ASX/S&P Small Ordinaries Index and growth against the Consumer Price Index. Other elements of remuneration are not directly related to short term performance.

Senior Executive Remuneration Policy (Audited)

Ausenco's Senior Executive remuneration and reward structure is designed to:

- demonstrate a clear relationship between Ausenco and executive performance and remuneration
- provide sufficient and reasonable rewards to ensure Ausenco attracts and retains suitably qualified executives for key roles on a global, regional and local basis
- apply quantifiable and measurable performance targets that are aligned to Ausenco's strategic plan, within an appropriate control framework, and
- measure and reward executive performance using financial and non-financial key performance indicators which are structured to include both lead and lag indicators of performance.

The Board recognises that it is necessary for remuneration packages of Senior Executives to include both a fixed component and an incentive or performance-related component.

The relative proportion of total remuneration packages that is performance-based is set out in the table below:

Position	Name	Fixed	Short-term incentive	Long-term incentive
Managing Director	Zimi Meka	51%	21%	28%
Chief Financial Officer	Craig Allen	58%	18%	24%
General Manager, Alliances	Ed Meka	71%	12%	17%
General Manager, Projects and Construction	Matt Langridge	71%	12%	17%
General Manager, Business Development	Stuart Ratcliffe[a]	72%	12%	16%
General Manager, Commercial and Risk Assessment	Ken Roxburgh	78%	9%	13%
Chief Operating Officer	Brett Smith	60%	17%	23%
General Manager, People and Performance	Hacy Tobias[b]	84%	7%	9%

[a] *Mr Ratcliffe was appointed General Manager, Business Development on 7 September 2006.*
[b] *Ms Tobias was appointed General Manager, People and Performance on 26 August 2006.*

Fixed Remuneration

The total remuneration packages of Senior Executives contain a fixed component. This is expressed as a specific amount that the executive may take in a form agreed with Ausenco and is determined based on the scope and nature of the individual's role, their performance and experience. The fixed component of remuneration is set at a level to reflect the market range for a comparable role. In addition, the past performance of the executive is assessed, as is the performance of business units within his or her control and the contribution of the executive to the overall performance of Ausenco.

Senior Executives may choose to receive benefits by way of salary sacrificed motor vehicles and superannuation. All benefits received by Senior Executives are disclosed below. In addition, Ausenco provides superannuation in accordance with its legal obligations in the relevant global jurisdictions.

Short Term Incentive ("STI") Plan

The terms of employment for Senior Executives contain a short-term annual performance-based component. The STI plan involves linking specific targets or key performance indicators ("KPIs") with the opportunity to earn cash incentives based on a percentage of fixed salary.

Any portion of the STI that is not achieved in any financial year may not be deferred to future financial years.
Currently 25% of the KPIs for the STI plan relate to financial performance. In general, the performance conditions are related to Ausenco's overall profitability and the financial performance of Ausenco when measured against the annual business plan.
75% of the KPIs for the STI plan relate to non-financial performance. These non-financial indicators include both lead and lag indicators and are directly linked to the KPIs included in Ausenco's strategic plan. The non-financial KPIs are linked to outstanding performance in the following areas:

- client satisfaction
- health, safety and the environment in support of Ausenco's objective of "Safety in all we do"
- people management and development, and
- adherence to and implementation of Ausenco's strategic business plan.

The Board considers these performance conditions to be appropriate because they directly link remuneration to the strategic objectives and direction of Ausenco, achievement of financial and non-financial targets and identification of new growth opportunities that are important for Ausenco's future success.

The basis for determining whether the performance criteria for the financial KPIs are met is an objective measurement against the audited financial statements for the financial year. The non-financial KPIs are assessed as measured against relevant criteria which take into account Ausenco's safety performance, people and performance measures including retention, training and development, and specific actions required to implement the business plan. Measurement of the non-financial KPIs involves the assessment of a combination of objective measures, e.g. safety performances as measured by Lost Time Injury Frequency Rate ("LTIFR"). KPIs are generally chosen because they focus on the key behaviours or results Ausenco seeks to attain, are capable of measurement and can be readily audited.

In addition to the annual targets described above, significant projects are from time to time assigned their own KPIs. These KPIs are tailored to deliver specific project outcomes. There were no special projects of this kind during the 2006 financial year.

Long Term Incentive ("LTI") Plan

Ausenco's LTI plan is designed to link executive reward with the key performance drivers which underpin sustainable long-term growth in total shareholder return, comprising earnings growth, share price appreciation, dividends and capital returns to shareholders.
The Board determines on an annual basis whether the LTI plan will operate in the year. Participation in the LTI plan is offered at the discretion of the Board to eligible executives who are able to influence the generation of shareholder wealth over the long term.

Performance Rights Plan ("PRP")

The Ausenco PRP was established in the 2006 calendar year and provides for performance rights to be issued to eligible employees. Under the PRP, eligible employees are invited to apply for performance rights, each of which entitles the holder to subscribe for one fully paid ordinary share in the Company at a nil exercise price (i.e. zero priced options).

Subject to the relevant performance hurdles being satisfied, each performance right entitles the holder to subscribe for one fully paid ordinary share in the Company at a nil exercise price. One third of the rights granted vest at the end of each two, three and four year period following grant, subject to an overriding service condition. Performance rights carry no dividend or voting rights.

Where a participant leaves the Group, the terms of the PRP prescribe that the Board may exercise its discretion to allow a proportion of performance rights to vest and be exercised. The Board may deem any performance rights to have lapsed if, in the opinion of the Board, the executive acts fraudulently or dishonestly or is in breach of any of their obligations to Ausenco.
In the event of a takeover or other formal scheme for the acquisition of the Shares of Ausenco, the Directors may exercise their discretion to determine that all unvested performance rights vest, subject to further conditions to be determined by the Board.

Performance Rights Hurdles

Ausenco uses dual measures of EPS growth and TSR as part of its PRP. The Board believes that the combination of EPS growth and TSR is the most appropriate measure for Ausenco at its current stage of development and best reflects current market practice.

40% of each Senior Executive's performance rights are exercisable subject to EPS measurement in accordance with the following table. The balance of each Senior Executive's performance rights entitlement for each year will be measured by Ausenco's TSR against an ASX index TSR determined by the Committee to apply to that grant (i.e. 2006: the S&P/ASX Small Ordinaries Index).

PERFORMANCE RIGHTS PLAN VESTING CONDITIONS

Earnings Per Share Targets (40%)		Total Shareholder Return Targets (60%)	
EPS growth above CPI performance target	Rights vesting	TSR growth above S&P/ASX Small Ordinaries index[1]	Rights vesting
Less than 4%	0%	Less than 50% percentile	0%
4% above	20%	At 50% percentile	30%
More than 4%, but less than 8%	An additional 5% for each 1% increment	More than 50% and up to 75% percentile	From 51st to 75th, 1% increase for each 1% percentile increase
More than 8%	40%	More than 75% percentile	60%

[1] *The Remuneration Committee has the discretion to adopt the most relevant group as a reference.*

Basic earnings per share is determined by dividing the operating profit attributable to members of the Company by the weighted average number of ordinary shares outstanding during the financial year, as required under AASB 133 *Earnings per share*. Growth in EPS will be measured by comparing the EPS in the base year and the measurement years calculated on a normalised basis. That is, EPS growth will be adjusted to ensure consistency across years where the Company transitioned from AGAAP to AIFRS.

The TSR measure represents the change in the capital value of a listed entity's share price over a period, plus dividends, expressed as percentage of the opening value.

Executive Options Plan ("EOP")

Prior to the Company's listing on the ASX, it operated a cash based LTI plan which provided conditions for attraction and retention of Senior Executives and was commensurate with individual performance. The EOP was established in April 2006 as a replacement LTI plan for Senior Executives and to also operate as a complimentary reward mechanism for eligible executive employees in specific circumstances.

Under the EOP, eligible executive employees are invited to apply for options, each of which entitles the holder to subscribe for one fully paid ordinary share in the Company at an exercise price equal to the Company's share market price at the time of grant. The EOP provides for options, with associated time based vesting conditions, to be issued to eligible executive employees.

Options are granted for a three year period, with one-third of each option tranche vesting and becoming exercisable after each subsequent annual anniversary of the date of grant, subject to an overriding service condition. Options expire five years after the date of grant. Options granted under the EOP carry no dividend or voting rights.

Where a participant leaves the Group, the terms of the EOP prescribe that the Board may exercise its discretion to allow a proportion of performance rights to vest and be exercised. The Board may deem any options to have lapsed if, in the opinion of the Board, the executive acts fraudulently or dishonestly or is in breach of any of their obligations to Ausenco.

In the event of a takeover or other formal scheme for the acquisition of the Shares of Ausenco, the Directors may exercise their discretion to determine that all unvested options vest, subject to further conditions to be determined by the Board.

Options and Rights as Remuneration (Audited)

Details of performance rights and options over ordinary shares in the Company provided as remuneration to each Ausenco Senior Executive are set out below. When exercisable, each performance right and option is convertible into one ordinary share of the Company.

The assessed fair value at grant date of the performance rights and options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables shown below. During the year, the Group granted rights to Senior Executives set out in the table following.

The following table sets out details of the movement in performance rights on issue to Senior Executives during the reporting period.

	Number of options held at 1 Jan 2006[a]	Performance rights granted in the current financial year	Options/Rights granted in the current financial year	Options/Rights exercised during the current financial year	Number of options/rights held at 31 Dec 2006[b]	Number of options/rights vested in the current financial year	Number of options/rights vested at 31 Dec 2006[b]
Executive Director							
Zimi Meka[c]							
Number	–	200,940	500,000	–	700,940	–	–
Value per Share ($)	–	$3.10	$1.00	–	–	–	–
Total Number	**–**	**200,940**	**500,000**	**–**	**700,940**	**–**	**–**
Key Management Personnel							
Craig Allen							
Number	–	118,062	250,000	–	368,062	–	–
Value per Share ($)	–	$3.10	$1.00	–	–	–	–
Ed Meka							
Number	–	54,654	125,000	–	179,654	–	–
Value per Share ($)	–	$3.10	$1.00	–	–	–	–
Matt Langridge							
Number	–	63,756	150,000	–	213,756	–	–
Value per Share ($)	–	$3.10	$1.00	–	–	–	–
Stuart Ratcliffe[d]							
Number	–	50,520	–	–	50,520	–	–
Value per Share ($)	–	$3.10	–	–	–	–	–
Ken Roxburgh							
Number	–	48,984	150,000	–	198,984	–	–
Value per Share ($)	–	$3.10	$1.00	–	–	–	–
Brett Smith							
Number	–	128,604	350,000	–	478,604	–	–
Value per Share ($)	–	$3.10	$1.00	–	–	–	–
Hacy Tobias[e]							
Number	–	14,352	100,000	–	114,352	–	–
Value per Share ($)	–	$3.10	$1.00	–	–	–	–
Total Number	**–**	**478,932**	**1,125,000**	**–**	**1,603,931**	**–**	**–**
Grand Totals Number	**–**	**679,871**	**1,625,000**	**–**	**2,304,871**	**–**	**–**

[a] *Or date of appointment if later.*
[b] *Or date of retirement if earlier.*
[c] *The performance rights offered to Mr Meka on 18 December 2006 are subject to receiving shareholder approval at the Company's 2006 Annual General Meeting.*
[d] *Mr Ratcliffe was appointed General Manager, Business Development on 7 September 2006.*
[e] *Ms Tobias was appointed General Manager, People and Performance on 26 August 2006.*

The following table shows unissued ordinary shares of Ausenco Limited under option at the date of this report are as follows:

Grant date	Expiry date	Exercise Price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at the end of the year Number	Exercisable at the end of the year Number
27 Apr 06	27 Apr 11	$1.00	-	1,975,000	-	-	1,975,000	-
26 Aug 06	26 Aug 11	$1.70	-	100,000	-	-	100,000	-
18 Dec 06	18 Dec 11	-	-	1,056,573	-	-	1,056,573	-
			-	**3,131,573**	-	-	**3,131,573**	-
Weighted average exercise price			-	0.68	-	-	0.68	-

The weighted average assessed fair value at grant date of options granted during the year ended 31 December 2006 was 85 cents per option. The fair value at grant date is independently valued using a Hull-White option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The model inputs for the options and performance rights granted during the year ended 31 December 2006 included:

(a) Options are granted for no consideration, have a five year life and one third of each tranche vests and is exercisable after each anniversary of the date of grant. Performance rights entitle the holder to one ordinary share at a nil exercise price, and one third vest at the end of each two, three and four year period.

(b) Exercise price for options: $1.00 and $1.70 for each respective grant date in 2006.

The exercise price for performance rights is $Nil;

(c) Grant dates for Options and Performance Rights: 27 April 2006, 26 August 2006 and 18 December 2006;

(d) Expiry dates for Options and Performance Rights: 27 April 2011, 26 August 2011 and 18 December 2011;

(e) Share price at grant dates for Options is $1.00 and $1.70 and Performance Rights is $3.10;

(f) Expected price volatility of the company's shares: 30%;

(g) Expected dividend yield: 5.5%; and

(h) Risk-free interest rate: between 5.6% and 5.8%.

The expected price volatility is based on historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

Executive Service Agreements (Audited)

The remuneration and other terms of employment for Senior Executives are formalised in Executive Service Agreements. These agreements provide for the Senior Executive's remuneration, including fixed annual remuneration and performance-related STI plan (cash bonuses as disclosed above), and may include participation in the LTI plan. As part of their fixed annual remuneration, Senior Executives may receive benefits including motor vehicles. In addition, fixed annual remuneration will include provision for superannuation, pension scheme and like benefits or payments which Ausenco is required to provide in respect of its employees.

Ausenco has not paid sign-on payments to Senior Executives.

Specific information regarding the Executive Service Agreements for Senior Executives is summarised below:

Name	Position	Term of agreement/contract and date commenced, if during the year	Total Employment Cost[a]	Target STI[b]	Notice Period – Employee	Notice Period – Company
Zimi Meka	Managing Director	3 years from 15 June 2006	381,500	40%	6 months	6 months
Craig Allen	Chief Financial Officer	No fixed term	298,863	30%	4 weeks	4 weeks
Matt Langridge	General Manager, Projects and Construction	No fixed term	302,618	16%	4 weeks	4 weeks
Ed Meka	General Manager, Alliances	No fixed term	259,420	16%	4 weeks	4 weeks
Stuart Ratcliffe	General Manager, Business Development	No fixed term	239,800	16%	4 weeks	4 weeks
Ken Roxburgh	General Manager, Commercial and Risk Assessment	No fixed term	310,000	12%	4 weeks	4 weeks
Brett Smith	Chief Operating Officer	No fixed term	348,800	28%	3 months	3 months
Hacy Tobias	General Manager, People and Performance	No fixed term	272,500	8%	6 months	6 months

[a] *Total Employment Cost (TEC) is Ausenco's primary measure of fixed Remuneration – which includes superannuation and non-monetary benefits but excludes leave accrued but not taken.*

[b] *Target STI as a percentage of TEC is subject to achievement of individual and Ausenco's performance objectives and overall compliance with Ausenco's values.*
The target STI percentage (of TEC shown above) is earned for an 'on-target' individual and Ausenco's performance.
The target STI has been accrued at 100% and represents the maximum amount payable.
Achieving threshold or stretch goals to these objectives acts as a multiplier to these individuals STI targets.

Remuneration Paid and Other Specific Disclosures (Audited)

Details of Remuneration

Details of the remuneration paid to Senior Executives of Ausenco and the Company during the 2006 financial year are set out in the following table:

DETAILS OF REMUNERATION

		Primary Benefits			Other Long Term Benefits	Post Employment	Share Based Payments			
		Salary and Fees	STI/Cash Bonus	Non-monetary Benefits	Long Service Leave	Statutory Superannuation	Executive Options	Performance Rights Plan	Total	Percentage of remuneration that consists of options
		$	$	$		$		$	$	
Executive Director										
Zimi Meka	FY 2006	320,730	159,250	2,322	5,833	28,866	42,330	5,563	564,894	8.5%
	FY 2005	267,478	–	1,687	4,865	24,878	–	–	298,908	0.0%
Sub-total	FY 2006	320,730	159,250	2,322	5,833	28,866	42,330	5,563	564,894	–
	FY 2005	267,478	–	1,687	4,865	24,878	–	–	298,908	–
Key Executive Management Personnel										
Craig Allen	FY 2006	225,000	173,566	–	–	20,250	21,165	3,268	443,249	5.5%
	FY 2005	196,564	33,800	–	–	19,941	–	–	250,305	0.0%
Ed Meka	FY 2006	280,273	60,816	–	3,967	25,225	10,582	1,513	382,376	3.2%
	FY 2005	189,098	20,000	–	3,435	17,019	–	–	229,552	0.0%
Matt Langridge	FY 2006	257,343	68,029	–	–	23,161	12,699	1,765	362,997	4.0%
	FY 2005	228,838	44,380	–	–	20,595	–	–	293,813	0.0%
Stuart Ratcliffe[a]	FY 2006	154,282	28,362	–	–	13,885	–	1,399	197,928	0.7%
	FY 2005	–	–	–	–	–	–	–	–	0.0%
Ken Roxburgh	FY 2006	284,404	38,821	–	–	25,596	12,699	1,356	362,876	3.9%
	FY 2005	336,132	–	–	–	–	–	–	336,132	0.0%
Brett Smith	FY 2006	300,697	101,920	–	–	21,494	29,631	3,560	457,302	7.3%
	FY 2005	61,351	–	–	–	5,522	–	–	66,873	0.0%
Hacy Tobias[b]	FY 2006	56,090	–	–	–	5,048	9,523	397	71,059	14.0%
	FY 2005	–	–	–	–	–	–	–	–	0.0%
Sub-total	FY 2006	1,558,089	471,514	–	3,967	134,659	96,299	13,258	2,277,786	
	FY 2005	1,011,983	98,180	–	3,435	63,077	–	–	1,176,675	
Grand Total	**FY 2006**	**1,878,819**	**630,764**	**2,322**	**9,800**	**163,525**	**138,629**	**18,821**	**2,842,680**	
	FY 2005	**1,279,461**	**98,180**	**1,687**	**8,300**	**87,955**	–	–	**1,475,583**	

[a] *Mr Ratcliffe was appointed General Manager, Business Development on 7 September 2006.*
[b] *Ms Tobias was appointed General Manager, People and Performance on 26 August 2006.*

Non-executive Director's Remuneration (Audited)

Non-Executive Director Remuneration Policy

The fees paid to non-executive Directors are set at levels which reflect both the responsibilities of, and the time commitments required from each non-executive Director to discharge their duties. The non-executive Directors do not receive performance related payments.

In setting fee levels for the non-executive Directors, the Committee, which makes recommendations to the Board, takes into account:

- Ausenco's remuneration policies
- independent professional advice
- fees paid by comparable companies
- the general time commitment required from Directors and the risks associated with discharging the duties attaching to the role of Director, and
- the level of remuneration necessary to attract and retain directors of a suitable calibre.

Non-executive Directors' fees, including Committee fees, are set by the Board within the maximum aggregate amount of $480,000 approved by shareholders at the 2006 Annual General Meeting. Total fees paid during the 2006 financial year were $308,623, including fees for additional director services of $177,096.

Non-executive directors receive a base fee of $30,000 per annum in relation to their services as a director. The Chairman of the Board receives an annual fee of $80,000 reflecting the greater time commitment required. The Chairman of the Board does not receive any additional fees for Committee membership or participation. There are no additional fees paid to Directors who sit on sub committees such as the Remuneration Committee and the Audit Committee.

In accordance with Rule 13.4 of the Constitution, directors are also permitted to be paid additional fees for special duties which may be in addition to or in substitution of fees otherwise paid to directors, within the aggregate remuneration cap approved by shareholders.

Directors are also entitled to be reimbursed for all business related expenses, including travel on Ausenco business, which may be incurred in discharge of their duties.

Superannuation contributions are made on behalf of the non-executive Directors in accordance with Ausenco's statutory superannuation obligations.

The Board, with the assistance of the Committee, reviews its approach to non-executive Director remuneration to ensure it remains in line with general industry practice principles of corporate governance.

The non-executive Director fee arrangements were reviewed during the 2006 financial year to ensure that they adequately reflect the increased size and complexity of Ausenco and the consequent enhanced responsibilities associated with membership of the Committees of the Board, as well as the increased travel requirements of members of the Board.

Remuneration

Details of non-executive Directors' remuneration for the financial years ended 31 December 2006 and 2005 are set out in the following table:

DETAILS OF REMUNERATION

		Primary Benefits		Post Employment		
		Salary and Fees $	STI/Cash Bonus $	Statutory Superannuation $	Other $	Total $
Non-executicve Directors						
Wayne Goss	FY 2006	90,667	-	8,160	-	98,827
	FY 2005	48,000	-	4,320	-	52,320
Bob Thorpe	FY 2006	130,364	-	11,733	-	142,096
	FY 2005	164,831	-	17,008	-	181,839
Hank Tuten	FY 2006	-	-	-	-	-
	FY 2005	-	-	-	-	-
George Lloyd	FY 2006	65,000	-	2,700	-	67,700
	FY 2005	17,500	-	1,575	-	19,075
John O'Reilly[a]	FY 2006	-	-	-	-	-
	FY 2005	-	-	-	-	-
Total	**FY 2006**	**286,031**	-	**22,593**	-	**308,623**
	FY 2005	**230,331**	-	**22,903**	-	**253,234**

[a] *Mr O'Reilly was appointed as non-executive director on 21 November 2006.*

During the 2006 financial year, Mr Thorpe provided additional consulting and professional advice to Ausenco. Mr Thorpe was paid $142,096 for these additional services. Mr Thorpe was an Executive Director for the 2005 financial year and received no additional compensation for his Board commitments. Mr Thorpe ceased to be an executive director as at the 31 December 2005. In addition, during the 2006 financial year, Mr Lloyd provided additional consulting and professional advice to Ausenco to assist with its IPO. Mr Lloyd was paid $35,000 for these additional services.

Directors' Report

Director's Shareholdings (Audited)

Particulars of directors' beneficial interests in options, performance rights and shares of the Company as at the date of this report are set out in Note 34 of the financial statements.

SHARES

2006	Balance at 1 January 2006	Other changes during the year*	Shares Acquired during the year	Shares Sold	Balance at 31 December 2006
Directors					
Wayne Goss	318	1,104,521	150,000	–	1,254,839
Zimi Meka	4,526	15,721,677	120,000	–	15,846,203
George Lloyd	–	–	235,000	–	235,000
John O'Reilly	–	–	10,000	–	10,000
Bob Thorpe	3,830	13,303,030	200,000	–	13,506,860
Hank Tuten	1,000	3,473,335	75,665	–	3,550,000
Sub-total	**9,674**	**33,602,563**	**790,665**	–	**34,402,902**
Senior Executives					
Craig Allen	–	–	332,000	–	332,000
Stuart Ratcliffe	–	–	15,000	–	15,000
Ken Roxburgh	125	434,167	150,000	–	584,292
Brett Smith	–	–	120,000	–	120,000
Hacy Tobias	–	–	–	–	–
Sub-total	**125**	**434,167**	**617,000**	–	**1,051,292**
Grand Total	**9,799**	**34,036,730**	**1,407,665**	–	**35,454,194**

** Share conversion 3,474.33:1 on 26 April 2006.*

OPTIONS AND PERFORMANCE RIGHTS

	Balance at 1 January 2006	Granted as Remuneration	On Exercise of Rights	Shares Sold	Balance at 31 December 2006
Directors					
Wayne Goss	–	–	–	–	–
Zimi Meka*	–	700,940	–	–	700,940
George Lloyd	–	–	–	–	–
John O'Reilly	–	–	–	–	–
Bob Thorpe	–	–	–	–	–
Hank Tuten	–	–	–	–	–
Sub-total	–	**700,940**	–	–	**700,940**
Senior Executives					
Craig Allen	–	368,062	–	–	368,062
Stuart Ratcliffe	–	50,520	–	–	50,520
Ken Roxburgh	–	198,984	–	–	198,984
Brett Smith	–	478,604	–	–	478,604
Hacy Tobias	–	114,352	–	–	114,352
Sub-total	–	**1,210,522**	–	–	**1,210,522**
Grand Total	–	**1,911,462**	–	–	**1,911,462**

** The grant of 200,940 performance rights to Mr Meka is subject to shareholder approval at the Company's 2006 Annual General Meeting.*

Additional Information (Unaudited)

The following table provides the options granted to date to KMP and provides for the maximum value of options yet to vest. The maximum value of options yet to vest has been determined using the assumption of the share price of $5.80, which is the Ausenco share price as at 2 March 2007.

	Date options granted	Number of options granted	% vested during year	For-feited in year	Date first option tranche can be exercised	Fair value per option at grant date $	Exercise price per option $	Expiry date	Minimum value of options to vest	Maximum value of options to vest $
Executive Director										
Zimi Meka[a]	27 Apr 06	500,000	–	–	27 Apr 07	$0.20	$1.00	27 Apr 11	–	2,400,000
	18 Dec 06	200,940	–	–	18 Dec 08	$2.09	$0.00	18 Dec 11	–	1,165,450
Senior Executives										
Craig Allen	27 Apr 06	250,000	–	–	27 Apr 07	$0.20	$1.00	27 Apr 11	–	1,200,000
	18 Dec 06	118,062	–	–	18 Dec 08	$2.09	$0.00	18 Dec 11	–	684,757
Matt Langridge	27 Apr 06	150,000	–	–	27 Apr 07	$0.20	$1.00	27 Apr 11	–	720,000
	18 Dec 06	63,756	–	–	18 Dec 08	$2.09	$0.00	18 Dec 11	–	369,786
Ed Meka	27 Apr 06	125,000	–	–	27 Apr 07	$0.20	$1.00	27 Apr 11	–	600,000
	18 Dec 06	54,654	–	–	18 Dec 08	$2.09	$0.00	18 Dec 11	–	316,994
Stuart Ratcliffe[b]	18 Dec 06	50,520	–	–	18 Dec 08	$2.09	$0.00	18 Dec 11	–	293,019
Ken Roxburgh	27 Apr 06	150,000	–	–	27 Apr 07	$0.20	$1.00	27 Apr 11	–	720,000
	18 Dec 06	48,984	–	–	18 Dec 08	$2.09	$0.00	18 Dec 11	–	284,104
Brett Smith	27 Apr 06	350,000	–	–	27 Apr 07	$0.20	$1.00	27 Apr 11	–	1,680,000
	18 Dec 06	128,604	–	–	18 Dec 08	$2.09	$0.00	18 Dec 11	–	745,901
Hacy Tobias[c]	26 Aug 06	100,000	–	–	26 Aug 07	$0.45	$1.70	26 Aug 11	–	409,998
	18 Dec 06	14,352	–	–	18 Dec 08	$2.09	$0.00	18 Dec 11	–	83,241

[a] *The performance rights offered to Mr Meka on 18 December 2006 are subject to receiving shareholder approval at the Company's 2006 AGM.*
[b] *Mr Ratcliffe was appointed General Manager, Business Development on 7 September 2006.*
[c] *Ms Tobias was appointed General Manager, People and Performance on 26 August 2006.*

This report is made in accordance with a resolution of the directors.

W K Goss
Director

L H Meka
Director

Brisbane,
2nd March 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditor's Independence Declaration

As lead auditor for the audit of Ausenco Limited for the year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Ausenco Limited and the entities it controlled during the year.

Stephen R Snook
Partner
PricewaterhouseCoopers

Brisbane
2 March 2007

For the year ended 31 December 2006

		CONSOLIDATED		PARENT ENTITY	
		2006	2005	2006	2005
	Notes	$'000	$'000	$'000	$'000
Revenue from continuing operations	2	144,396	77,667	6,373	518
Staff and contractors costs		(91,379)	(38,881)	-	-
Reimbursable costs		(24,574)	(28,719)	-	-
Changes in work in progress		(285)	(183)	-	-
Office and administration costs		(5,980)	(2,707)	-	-
Other expenses		(2,382)	(515)	(8)	-
Depreciation and amortisation expense	3	(1,787)	(596)	-	-
Finance costs	3	(116)	(33)	-	-
Share of net profits of joint venture entities accounted for using the equity method	28	2	1,573	-	-
Profit before income tax		**17,895**	**7,606**	**6,365**	**518**
Income tax expense	4	(4,483)	(1,943)	(158)	-
Net profit attributable to members of Ausenco Limited		**13,412**	**5,663**	**6,207**	**518**
Basic earnings per share (cents per share)	26	17.33	7.87		
Diluted earnings per share (cents per share)	26	17.00	7.87		

The above income statements should be read in conjunction with the accompanying notes.

Balance Sheets

For the year ended 31 December 2006

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
ASSETS					
Current assets					
Cash assets	5	24,733	10,686	29	-
Receivables	6	31,095	16,527	4,141	410
Inventories	7	-	285	-	-
Other	8	1,295	709	-	-
Total current assets		**57,123**	**28,207**	**4,170**	**410**
NON-CURRENT ASSETS					
Receivables	9	42	82	-	-
Investments accounted for using the equity method	10	66	196	-	-
Other financial assets	11	-	-	24,593	15,230
Available-for-sale financial assets	12	140	1,560	-	-
Property, plant and equipment	13	5,032	2,571	-	-
Deferred tax assets	14	1,564	571	324	-
Intangible assets	15	2,749	2,118	-	-
Total non-current assets		**9,593**	**7,098**	**24,917**	**15,230**
TOTAL ASSETS		**66,716**	**35,305**	**29,087**	**15,640**
LIABILITIES					
Current liabilities					
Payables	16	28,313	19,436	-	-
Borrowings	17	748	305	-	-
Current tax liabilities	18	3,663	1,004	4,300	410
Provisions	19	2,552	-	-	-
Total current liabilities		**35,276**	**20,745**	**4,300**	**410**
Non-current liabilities					
Borrowings	20	32	17	-	-
Provisions	22	394	291	-	-
Total non-current liabilities		**426**	**308**	**-**	**-**
TOTAL LIABILITIES		**35,702**	**21,053**	**4,300**	**410**
NET ASSETS		**31,014**	**14,252**	**24,787**	**15,230**
EQUITY					
Contributed equity	23	10,979	2,007	24,202	15,230
Option and performance rights reserve	24 (A)	217	-	217	-
Retained profits	24 (B)	19,818	12,245	368	-
TOTAL EQUITY		**31,014**	**14,252**	**24,787**	**15,230**

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of Changes in Equity

For the year ended 31 December 2006

		CONSOLIDATED		PARENT ENTITY	
		2006	2005	2006	2005
	Notes	$'000	$'000	$'000	$'000
Total equity at the beginning of the year		**14,252**	**9,521**	**15,230**	**-**
Net profit after tax from continuing operations		13,412	5,663	6,207	518
Total recognised income and expense for the financial year:		13,412	5,663	6,207	518
Transactions with equity holders in their capacity as equity holders:					
Shares issued	23	10,000	-	10,000	15,230
Costs of issuing equity	23	(1,352)	-	(1,352)	-
Deferred tax asset	14	324	-	324	-
Options and performance rights	24	217	-	217	-
Dividends provided for or paid	25	(5,839)	(932)	(5,839)	(518)
		3,350	(932)	3,350	15,230
Total equity at the end of the financial year		31,014	14,252	24,787	15,230
Total recognised income and expense for the financial year that is attributable to:					
Members of Ausenco Limited		13,412	5,663	6,207	518

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash Flows Statements

For the year ended 31 December 2006

		CONSOLIDATED		PARENT ENTITY	
		2006	2005	2006	2005
	Notes	$'000	$'000	$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of goods and services tax)		146,469	72,314	-	-
Payments to suppliers and employees (inclusive of goods and services tax)		(130,145)	(63,871)	(7)	-
		16,324	8,443	(7)	-
Interest received		230	174	534	-
Joint venture partnership distributions received		132	1,930	-	-
Finance costs paid		(116)	(33)	-	-
Dividends received		-	-	5,839	518
Income taxes paid		(2,441)	(724)	(1,642)	-
Reimbursements received from tax consolidated entities				1,642	
Net cash inflow from operating activities	**29**	**14,129**	**9,790**	**6,366**	**518**
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchase of equity and other investments		(299)	(469)	-	-
Payments for property, plant, and equipment and intangible assets		(4,880)	(4,055)	-	-
Proceeds from sale of investment		1,719	254	-	-
Net cash (outflow) from investing activities		**(3,460)**	**(4,270)**	**-**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from borrowings		1,095	922	-	-
Repayment of borrowings		(637)	(687)	-	-
Proceeds from issue of equity	23	10,000	-	10,000	-
Share issue costs	23	(1,352)	-	(1,352)	-
Loans from related parties		-	(73)	-	-
Loans to related parties		-	48	(9,146)	-
Repayment of loans from related parties		26	-	-	-
Dividends paid	25	(5,839)	(932)	(5,839)	(518)
Net cash inflow (outflow) from financing activities		**3,293**	**(722)**	**(6,337)**	**(518)**
NET INCREASE / (DECREASE) IN CASH HELD		13,962	4,798	29	-
Cash at the beginning of the financial years		10,686	5,888	-	-
Effects of exchange rate changes on cash		85	-	-	-
CASH AT THE END OF THE FINANCIAL YEAR	**5**	**24,733**	**10,686**	**29**	**-**

The above cash flow statements should be read in conjunction with the accompanying notes.

For the year ended 31 December 2006

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This financial report covers both Ausenco Limited as an individual entity and the consolidated entity consisting of Ausenco Limited and its subsidiaries. Ausenco Limited is a company limited by shares, incorporated and domiciled in Australia.

A description of the nature of the consolidated entity's operations and its principal activities is included in the review of operations and activities on pages 13-25 and in the directors' report on pages 35-39, both of which are not part of this financial report.

The financial report was authorised for issue by the directors on 2nd March 2007. The company has the power to amend and reissue the financial report.

(A) BASIS OF PREPARATION

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS"), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the *Corporations Act 2001*.

COMPLIANCE WITH IFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Ausenco Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS, except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure*.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(B) PRINCIPLES OF CONSOLIDATION

(i) INTERPOSING NEW PARENT ENTITY

Prior to 30 June 2005, the Ausenco Services Pty Ltd (at the time known as Ausenco Limited) was the parent entity of the Group. Following a restructure to interpose a new parent entity, involving a 1:1 share swap with existing shareholders, Ausenco Services Pty Ltd became a wholly owned subsidiary of Ausenco Limited (at the time known as Ausenco Holdings Limited).

(ii) REVERSE ACQUISITION

The interposition of the new parent entity stated in note 1 (B)(i) is commonly referred to as reverse acquisition. The acquirer is Ausenco Services Pty Ltd whose equity interests have been acquired and the issuing entity, Ausenco Limited, is the acquiree. Reverse acquisition accounting applies only in the consolidated financial statements.

Ausenco Services Pty Ltd is deemed to be the controlling parent for accounting purposes under AASB 3 *Business Combinations*. The consolidated entity, therefore represents, a consolidation of Ausenco Services Pty Ltd and the entities it controlled for accounting purposes (including Ausenco Limited) for both the 31 December 2005 and 31 December 2006 financial years.

Therefore, in Ausenco Limited's separate financial statements, Ausenco Limited's investment in the subsidiaries is accounted for in accordance with AASB 127 *Consolidations and Separate Financial Statements*. The amount recognised as issued equity instruments in the consolidated financial statements represents the issued equity of Ausenco Services Pty Ltd, plus any new equity issued by Ausenco Limited after the restructure.

The equity structure appearing in the consolidated financial statements prepared following a reverse acquisition reflects the equity structures of Ausenco Limited for the purpose of calculating the weighted average number of ordinary shares outstanding.

(iii) SUBSIDIARIES

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Ausenco Limited ("Company" or "parent entity") as at 31 December 2006 and the results of all subsidiaries for the year then ended. Ausenco Limited and its subsidiaries together are referred to in this financial report as Ausenco, Group or consolidated entity. For the purposes of preparing consolidated accounts, Ausenco Services Pty Ltd is considered the "controlling parent" of the consolidated entity (Note 1(B)(ii)).

Subsidiaries are all those entities (including special purpose entities) over which the Company has power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Ausenco Limited.

(iv) JOINT VENTURE ENTITIES
The interests in joint venture partnerships are accounted for in the consolidated financial statements using the equity method and are carried at cost by the parent entity. Under the equity method, the share of profits or losses of the partnerships are recognised in the income statement, and the share of movements in reserves are recognised in reserves in the balance sheet. Details relating to the partnership are set out in note 28.

Profits or losses on transactions establishing the joint venture partnerships and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture partnership on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

(C) INCOME TAX

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it if is probable that the differences will not reverse in the foreseeable future.

TAX CONSOLIDATION LEGISLATION
Ausenco Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2004.

The head entity, Ausenco Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Ausenco Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details about the tax funding agreement are disclosed in Note 4.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(D) GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the item of expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet. Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(E) FOREIGN CURRENCY TRANSLATION

(i) FUNCTIONAL AND PRESENTATION CURRENCY

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Ausenco's functional and presentation currency.

(ii) TRANSACTIONS AND BALANCES

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains or losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences of non-monetary items such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

(iii) GROUP COMPANIES

The results and financial position of all the Group entities (none of which has the currency of hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date on the balance sheet
- Income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowing and other currency instruments designated as hedges of such investments, are taken to shareholders' equity.

(F) REVENUE RECOGNITION

Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. Revenue is measured at the fair value of the consideration received or receivable:

(i) ENGINEERING DESIGN AND PROJECT SERVICES

Contract revenue and expenses of fixed price contracts are recognised in accordance with the percentage of completion method. For a reimbursable contract revenue and expenses are recognised when the work is completed.

If the work is completed and not yet invoiced, this unbilled proportion is classified as revenue and contained within the trade receivables balance. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

(ii) CONSULTING SERVICES

Revenue is recognised when the service is provided.

(iii) INTEREST

Interest income is recognised on a time proportion basis using the effective interest method.

(iv) DIVIDENDS

Dividends are recognised as revenue when the right to receive is established.

(G) RECEIVABLES

Receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts.

Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amounts of the provision are recognised in the income statement.

(H) **INVENTORIES**

Construction work in progress is stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. If there are contracts where progress billings exceed the aggregate costs incurred plus profits less losses, the net amounts are presented under other liabilities.

Contract costs include all costs directly related to specific contracts plus costs that are specifically chargeable to the customer under the terms of the contract.

(I) **INVESTMENTS AND OTHER FINANCIAL ASSETS**

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets, comprising principally of marketable securities, are non-derivatives that are either designated in this category or not classifies in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all of the risks and rewards of ownership.

(ii) LOANS AND RECEIVABLES

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in loans and receivables in the balance sheet.

(J) **FURNITURE, FITTINGS AND EQUIPMENT**

Furniture, fittings and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Costs may also include transfers from equity of any gains/losses on qualifying cash flow hedged of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probably that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charges to the income statement during the financial period in which they are incurred.

Leasehold improvement, plant and equipment are stated at historical cost less accumulated depreciation. Repair and maintenance are charged to the income statement during the financial period in which they are incurred. The expected useful lives are as follows:

▸ Plant and equipment	2.5 - 5 years
▸ Leasehold improvement	10 years
▸ Leased plant and equipment	10 years

(K) **LEASES**

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases (refer note 31). Finance leases are capitalised at the lease's inception at the lower of fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term payables. Each lease payment is allocated between liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset's useful life and the lease term.

(L) **TRADE AND OTHER CREDITORS**

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and usually paid within 30 days of recognition.

(M) BORROWINGS

Borrowings are initially recognised at fair value, net or transaction costs incurred. Borrowings are subsequently measure at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not incremental cost relating to the actual draw draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(N) DIVIDENDS

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

(O) IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(P) FAIR VALUE ESTIMATION

The net fair value of cash and cash equivalents and non interest bearing monetary financial assets and financial liabilities approximate their carrying amount.

(Q) INTANGIBLE ASSETS (SOFTWARE)

Expenditure on development activities, being the design and implementation of computer software. The expenditure capitalised comprises all directly attributable costs, including materials, services, and direct labour. Capitalised development expenditure is stated at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost over the period of the expected benefit, which varies from 7-10 years.

(R) EMPLOYEE ENTITLEMENTS

(i) WAGES AND SALARIES, ANNUAL LEAVE AND SICK LEAVE

Liabilities for wages and salaries, including non-monetary benefits, annual leave, and accumulating sick leave expected to be settled within twelve months of the reporting date are recognised in other payables in respect of employees services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid of payable.

(ii) LONG SERVICE LEAVE

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the project unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) SUPERANNUATION

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that the cash refund or a reduction in the future payments is available.

(iv) SHARE-BASED PAYMENTS

Share-based compensation benefits are provided to employees from the Ausenco Executive Option Plan and Ausenco Performance Rights Plan. Information relating to these plans is set out in Note 34.

The fair value at grant date of the option is determined using a Hull White option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected prove volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The fair value of the options granted is adjusted to reflect market vested conditions, but excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.

At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital and the proceeds received, net of any directly attributable transaction costs, are credited to share capital.

(S) FINANCE COSTS

Finance costs are recognised as expenses in the period in which they are incurred.

Finance costs include:

- interest on bank overdrafts and short-term and long-term borrowings
- amortisation of discounts or premiums relating to borrowings, and
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings

(T) CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(U) EARNINGS PER SHARE

(i) BASIC EARNINGS PER SHARE

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) DILUTED EARNINGS PER SHARE

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(V) ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(W) CONTRIBUTED EQUITY

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net or tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

If the entity reacquires its own equity instruments, for example as the result of a share buy-back, those instruments are deducted from equity and the associated shares are cancelled. No gain or loss is recognised in the profit or loss and the consideration paid including any directly attributable incremental costs (net of income taxes) is recognised directly in equity.

(X) IMPACT OF NEW ACCOUNTING STANDARDS

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2006 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below.

AASB 7 *Financial Instruments: Disclosures* and AASB 2005-10, *Amendments to Australian Accounting Standards* [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038] AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. Ausenco has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to Ausenco's financial instruments.

UIG 8 *Scope of AASB 2.* UIG 8 is applicable to annual reporting periods beginning on or after 1 May 2006. It requires consideration of transactions involving the issuance of equity instruments - where the identifiable consideration received is less than the fair value of the equity instruments issued - to establish whether or not they fall within the scope of AASB 2. Ausenco will apply UIG 8 from 1 January 2007, but it is not expected to have any impact on the consolidated entity's accounts.

UIG 9 *Reassessment of Embedded Derivatives.* UIG 9 is effective for annual reporting periods beginning on or after 1 June 2006. It requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have changed the terms of their contracts, UIG 9 is not relevant to the Group's operations.

AASB-I 10 *Interim Financial Reporting and Impairment.* AASB-I 10 applies to annual reporting periods beginning on or after 1 November 2006. It prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date.

The Group will apply AASB-I 10 from 1 January 2007 but it is not expected to have any impact on the Group's accounts.

Revised AASB 101 *Presentation of Financial Statements.* A revised AASB 101 was issued in October 2006 and is applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standard the standard early. Application of the revised standard will not affect any of the amounts recognised in the financial statements, but will remove some of the disclosures currently required, including the disclosure about economic dependencies.

(Y) BUSINESS COMBINATION

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets give, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is the their published market price at the date of exchange unless, in rare circumstances, It can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of their identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the Group's share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets required.

(Z) PROVISIONS

Project provisions are recognised when:

- the Group has a present constructive obligation as a result of past events
- it is probable that an outflow of resources will be required to settle the obligation, and
- the amount can be reliably estimated.

Provisions are not recognised for future operating losses.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date.

(AA) SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
2 REVENUE					
From continuing operation					
Services		144,159	77,454	-	-
		144,159	77,454	-	-
Other Revenue					
Interest		230	174	534	-
Dividends		-	-	5,839	518
Other		7	39	-	-
		237	213	6,373	518
Total revenue from continuing operations		144,396	77,667	6,373	518
3 EXPENSES					
Profit before income tax includes the following specific expenses:					
Depreciation of property, plant and equipment		1,342	564	-	-
Amortisation					
Intangibles		369	4	-	-
Leasehold improvements		76	28	-	-
Total amortisation		445	32	-	-
Total depreciation and amortisation		1,787	596	-	-
Other charges against assets					
Bad and doubtful debts – trade debtors		-	-	-	-
Finance Costs					
Interest and finance charges paid/payable		116	33	-	-
Total finance costs		116	33	-	-
Other expenses and losses					
Operating lease rentals – minimum lease payments		1,430	985	-	-
Realised Foreign exchange losses		102	64	-	-
Net loss on disposal of property, plant and equipment		115	-	-	-
Net loss on disposal of related company		-	-	-	-
Defined contribution superannuation expense		3,556	1,818	-	-

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
4 INCOME TAXES					
(A) INCOME TAX EXPENSE					
Current tax		5,577	1,952	158	-
Deferred tax		(668)	(21)	-	-
(Over)/under provision from prior years		(426)	12	-	-
Income tax expense / (benefit)		4,483	1,943	158	-
Deferred income tax (revenue) expenses included in income tax expense comprises:					
(Increase)/Decrease in deferred tax assets		(957)	49	-	-
Increase/(Decrease) in deferred tax liabilities		289	(28)	-	-
Deferred tax		(668)	21	-	-
(B) NUMERICAL RECONCILIATION OF INCOME TAX TO PRIMA FACIE TAX PAYABLE					
Profit before tax from continuing operations		17,895	7,606	6,365	518
At the Group's statutory income tax rate of 30% (2005: 30%)		5,369	2,282	1,909	155
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:					
Non deductible entertainment		38	19	-	-
Non-taxable dividends		-	-	(1,751)	(155)
International exempt income		(238)	(585)	-	-
Other		70	181	-	-
		5,239	1,897	158	-
(Over)/under provision from prior years		(426)	12	-	-
International tax rate differential [1]		(330)	34	-	-
Income tax expense/(benefit)		4,483	1,943	158	-

[1] *Represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.*

(C) TAX CONSOLIDATION

Ausenco Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2004. The accounting policy in relation to this legislation is set out in note 1(C).

On adoption of the tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Ausenco Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Ausenco Limited for any current tax payable assumed and are compensated by Ausenco Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Ausenco Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current inter-company receivables or payables.

		CONSOLIDATED		PARENT ENTITY	
		2006	2005	2006	2005
	Notes	$'000	$'000	$'000	$'000
5 CURRENT ASSETS – CASH AND CASH EQUIVALENTS					
Cash at bank and on hand		13,622	10,601	29	-
Deposits at call		11,111	85	-	-
		24,733	10,686	29	-

(A) CASH AT BANK AND ON HAND

Cash on hand is non-interest bearing. Cash at bank is bearing interest at variable rates between 6.0 and 6.02% (2005 – Nil).

(B) DEPOSITS AT CALL

The deposits are bearing interest at variable rates between 6.0 and 6.02% (2005 – Nil). These deposits have an average maturity date of 15 days.

		CONSOLIDATED		PARENT ENTITY	
6 CURRENT ASSETS – RECEIVABLES					
Trade debtors		10,918	7,464	-	-
Less: Provision for doubtful debts		(832)	(165)	-	-
Unbilled revenue		11,822	6,814	-	-
Receivables from related party	37 (D)	5,539	-	-	-
		27,447	14,113	-	-
Debtor retentions		1,294	1,442		
GST/VAT receivables		712	379	-	-
Amounts owing from controlled entities – tax related	37 (D)	-	-	4,141	410
Other receivables		1,642	593	-	-
		31,095	16,527	4,141	410

(A) BAD AND DOUBTFUL TRADE RECEIVABLES

The Group has recognised a loss of $851,962 (2005: $209,447) in providing for doubtful debts trade receivables during the year ended 31 December 2006. This loss has been included in the Income Statement.

(B) OTHER RECEIVABLES

Other receivable balances are amounts that arise from debtor retention requirements contractually agreed with clients.

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
7 CURRENT ASSETS – INVENTORIES					
Work in progress		-	285	-	-
		-	285	-	-
8 CURRENT ASSETS – OTHER ASSETS					
Prepayments		1,295	709	-	-
		1,295	709	-	-
9 NON-CURRENT ASSETS – RECEIVABLES					
Amounts owing by related parties and associates	37 (D)	42	62	-	-
Other receivables		-	20	-	-
		42	82	-	-

(A) INTEREST RATE RISK

Amounts owing by related parties and associates bears interest at variable rates.

(B) CREDIT RISK

There is no concentration of credit risk with respect to non-current receivables and the amount is payable by a related party.

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
10 NON-CURRENT ASSETS – INVESTMENTS IN JOINT VENURE ENTITIES					
Interest in joint ventures	28	66	196	-	-
		66	196	-	-
11 NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Shares in controlled entities at cost	27	-	-	15,447	15,230
Loans to controlled entities	37 (D)	-	-	9,146	-
		-	-	24,593	15,230
12 NON-CURRENT ASSETS – AVAILABLE FOR SALE FINANCIAL ASSETS					
At beginning of year		1,560	587	-	-
Additions		299	973	-	-
Disposals		(1,719)	-	-	-
At end of year		140	1,560	-	-
Listed securities					
Equity securities		6	6	-	-
Unlisted securities					
Equity securities		134	1,554	-	-
		140	1,560	-	-

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
13 NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT					
LEASEHOLD IMPROVEMENTS					
At cost		834	538	-	-
Less: Accumulated depreciation		(125)	(49)	-	-
		709	489	-	-
FURNITURE, FITTINGS AND EQUIPMENT					
At cost		7,632	4,050	-	-
Less: Accumulated depreciation		(3,309)	(1,968)	-	-
		4,323	2,082	-	-
Total property, plant and equipment		5,032	2,571	-	-

RECONCILIATIONS: Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and the end of the current financial year are set out below.

CONSOLIDATED - 31 DECEMBER 2006	Leasehold Improvements $'000	Furniture, Fittings and Equipment $'000	Total $'000
Balance at 1 January 2006	489	2,082	2,571
Additions	296	3,697	3,993
Disposals	-	(115)	(115)
Depreciation and amortisation expense	(76)	(1,341)	(1,417)
Balance at 31 December 2006	709	4,323	5,032

CONSOLIDATED - 31 DECEMBER 2005	Leasehold Improvements $'000	Furniture, Fittings and Equipment $'000	Total $'000
Balance at 1 January 2005	216	1,264	1,480
Additions	305	1,627	1,932
Disposals	-	(245)	(245)
Depreciation and amortisation expense	(32)	(564)	(596)
Balance at 31 December 2005	489	2,082	2,571

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000

14 NON-CURRENT ASSETS – DEFERRED TAX ASSETS

The balance comprises temporary differences attributable to:

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
Amounts recognised in profit or loss					
Doubtful debts		249	50	-	-
Employee benefits		927	498	-	-
Project provisions		428	104	-	-
Leasehold improvements		28	11	-	-
Investment in joint venture		-	12	-	-
		1,632	675	-	-
Amounts recognised directly in equity					
Costs associated with the IPO		324	-	324	-
		324	675	324	-
Deferred tax asset		1,956	675	324	-
Balance at 1 January		675	724	-	-
Credited/(charged) to the income statement		957	(49)	-	-
Credited/(charged) to equity		324	-	324	-
Balance at 31 December		1,956	675	324	-
Set-off of deferred tax liabilities of group pursuant to set-off provisions	21	(392)	(104)	-	-
		1,564	571	324	-
Deferred tax assets to be recovered after more than 12 months		1,956	675	324	-
Deferred tax assets to be recovered within 12 months		-	-	-	-
		1,956	675	324	-

		CONSOLIDATED		PARENT ENTITY	
		2006	2005	2006	2005
	Notes	$'000	$'000	$'000	$'000
15 INTANGIBLE ASSETS					
Software development – cost		3,029	2,050	-	-
Accumulated amortisation		(370)	(5)	-	-
		2,659	2,045		
Formation costs		90	73	-	-
		2,749	2,118	-	-

RECONCILIATIONS: Reconciliations of the carrying amounts of software development cost at the beginning and the end of the current financial year are set out below.

	2006	2005
	$'000	$'000
	2,045	
Balance at 1 January	983	-
Additions	(369)	2,050
Depreciation and amortisation expense	2,659	(5)
Balance at 31 December		2,045

		CONSOLIDATED		PARENT ENTITY	
		2006	2005	2006	2005
	Notes	$'000	$'000	$'000	$'000
16 CURRENT LIABILITIES – PAYABLES					
Trade creditors		5,735	6,388	-	-
Deferred revenue		5,471	1,814	-	-
Loan from related party	37(D)	3,811	-	-	-
Other (GST and other tax payable)		485	358	-	-
Other creditors and accruals		12,811	10,876	-	-
		28,313	19,436	-	-

(A) DEFERRED REVENUE

The Group at times receives payment for services prior to revenue being recognised in the financial statements. Revenue is classified as deferred due to the criteria required for its recognition not being met as at the reporting date, in line with the accounting policy set out in note 1(F).

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
17 CURRENT LIABILITIES - BORROWINGS					
UNSECURED					
Other borrowings		712	276	-	-
		712	276	-	-
SECURED					
Hire purchase liability		36	29	-	-
		36	29	-	-

(A) HIRE PURCHASE

Hire purchase liabilities are subject to a weighted average interest rate is 8.15% (2005:7.68%)

(B) OTHER BORROWINGS

Other borrowings liabilities are subject to a fixed interest rate of 2.5%

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
18 CURRENT LIABILITIES - TAX LIABILITIES					
Income tax payable		3,663	1,004	4,300	410
		3,663	1,004	4,300	410
19 CURRENT LIABILITIES - PROVISIONS					
Warranty		2,552	-	-	-
		2,552	-	-	-
20 NON-CURRENT LIABILITES - BORROWINGS					
SECURED					
Hire purchase liability		32	17	-	-
		32	17	-	-

		CONSOLIDATED		PARENT ENTITY	
		2006	2005	2006	2005
	Notes	$'000	$'000	$'000	$'000
21 NON-CURRENT LIABILITES – DEFERRED TAX LIABILITIES					
The balance comprises temporary differences attributable to:					
Amounts recognised in profit or loss					
Prepayments		34	8	-	-
Work in Progress		-	74	-	-
Retentions		358	-	-	-
Depreciation		-	22	-	-
Deferred tax liabilities		392	104	-	-
Balance at 1 January		104	132	-	-
Charges/(credited) to the income statement		288	(28)	-	-
Balance at 31 December		392	104	-	-
Set-off of deferred tax liabilities of group pursuant to set-off provisions	14	(392)	(104)		
		-	-		
Deferred tax liabilities to be settled after more than 12 months		392	104	-	-
Deferred tax liabilities to be settled within 12 months		-	-	-	-
		392	104	-	-
22 NON-CURRENT LIABILITES – PROVISIONS					
Employee entitlements	33	394	291	-	-
		394	291	-	-

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
23 CONTRIBUTED EQUITY					
(A) SHARE CAPITAL					
Balance at 1 January		2,007	2,007	15,230	-
Issued during the financial year		10,000	-	10,000	15,230
Transaction costs		(1,352)	-	(1,352)	-
Deferred tax credit recognised directly in equity		324	-	324	-
Balance at 31 December		10,979	2,007	24,202	15,230
		Number	**Number**	**Number**	**Number**
(B) MOVEMENTS IN ORDINARY SHARES					
Balance at 1 January		20,709	20,709	20,709	-
Shares allotted - Incorporation		-	-	-	20,709
Share division (3,474.33 : 1)		(20,709)	-	(20,709)	-
Share division (3,474.33 : 1)		71,950,000	-	71,950,000	-
Issued Shares – ASX listing		10,000,000	-	10,000,000	-
Balance at 31 December		81,950,000	20,709	81,950,000	20,709

Share capital was divided on the 27 April 2006 based on a 3,474.33 : 1 ratio from 20,709 ordinary fully paid shares to 71,950,000 ordinary fully paid shares. No consideration was received for this division.

Ausenco Limited raised $10,000,000 through the issue of ten million ordinary shares at $1.00 as per share in accordance with the prospectus dated 5 May 2006. Shares were allotted on the 9 June 2006 to successful applicants. Shares issued pursuant to the prospectus represented 12.20% of total issued capital following completion of the offer. Shares offered pursuant to the prospectus rank equally in all aspects with the shares issued previously.

(C) TERMS AND CONDITIONS OF CONTRIBUTED EQUITY

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Notes to the Financial Statements

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
24 RESERVES AND RETAINED PROFITS					
Option and performance rights reserve		217	-	217	-
Retained profits		19,818	12,245	368	-
		20,035	12,245	585	-
(A) OPTION AND PERFORMANCE RIGHTS RESERVE MOVEMENTS					
Balance at 1 January		-	-	-	-
Option and performance rights expense		217	-	217	-
Balance at 31 December		217	-	217	-
(B) RETAINED PROFITS					
Balance at 1 January		12,245	7,514	-	-
Net profit attributable to members of Ausenco Limited		13,412	5,663	6,207	518
Dividends provided for or paid	25	(5,839)	(932)	(5,839)	(518)
Balance at 31 December		19,818	12,245	368	-
25 DIVIDENDS					
(A) ORDINARY SHARES					
Interim ordinary dividend for the financial year ended 31 December 2006 of 2.5 cents per share paid on paid 25 October 2006		2,049	-	2,049	-
Final ordinary dividend for the financial year ended 31 December 2005 of 5.3 cents per share paid on 24 April 2006		3,790	-	3,790	-
Interim ordinary dividend for the financial year ended 31 December 2005 of 0.72 cents per share paid 22 September 2005		-	518	-	518
Final ordinary dividend for the year ended 31 December 2004 of 0.57 cents per share paid 26 April 2005		-	414	-	-
		5,839	932	5,839	518
(B) FRANKING CREDIT BALANCE					
Franking credits available for subsequent financial years based on a tax rate of 30%		1,858	2,804	852	-

The above amounts represent the balance of the franking account at the end of the financial year, adjusted for:

a) franking credits that will arise from the payment of the current tax liability

b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date

c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date, and

d) franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

	Notes	CONSOLIDATED 2006 CENTS	2005 CENTS
26 EARNINGS PER SHARE			
(A) BASIC EARNINGS PER SHARE			
Basic earnings per share (cents per share)		17.33	7.87
Net profit used as the numerator in calculating basic earnings per share ($'000)		13,412	5,663
(B) DILUTED EARNINGS PER SHARE			
Diluted earnings per share (cents per share)		17.00	7.87
Net profit used as the numerator in calculating basic earnings per share ($'000)		13,412	5,663
(C) WEIGHTED AVERAGE NUMBER OF SHARES USED AS THE DENOMINATOR			
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share		77,402,055	20,709
Adjustments for calculation of diluted earnings per share			
Options		1,512,543	-
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share		78,914,598	20,079

27 INVESTMENTS IN CONTROLLED ENTITIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(B):

ENTITY	Notes	Country of Incorporation	BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY 2006 %	2005 %
Ausenco Services Pty Ltd *		Australia	100	100
Ausenco International Pty Ltd		Australia	100	100
Ascentis Operations Pty Ltd		Australia	100	100
Ausenco Asia Pty Ltd		Australia	100	100
Ausenco Resources Pty Ltd		Australia	-	100
Ausenco Americas LLC		United States	100	100
Ausenco Beijing Limited		China	100	100
Ausenco Argentina SRL		Argentina	100	-
Ausenco Senegal SARL		Senegal	100	-
Ausenco Projects Limited		Hong Kong	100	-

** Formerly known as Ausenco Limited*

Notes to the Financial Statements

28 INVESTMENTS IN JOINT VENTURES

(A) Ausenco Limited entities have entered into the following joint venture entities:

			OWNERSHIP INTEREST CONSOLIDATED	
			2006	2005
JOINT VENTURE ENTITY	PRINCIPAL ACTIVITY	Country	%	%
AB Ventures Limited	Construction contractor for Lumwana Copper Project	Zambia	50	-
AB Joint Venture	Services contractor for Lumwana Copper Project	Australia	50	-
AMEC E &C Services Pty Ltd / Ausenco International Pty Ltd Joint Venture	Feasibility study for Mongolian gold/copper plant	Australia	-	50
Khanong Development Group Joint Venture	Integrated engineering and construction services in Laos	Australia	50	50

Information relating to the joint venture entities, presented in accordance with the accounting policy described in note 1 (B) is set out below.

	CONSOLIDATED	
	2006	2005
	$'000	$'000
SHARE OF ENTITIES' ASSETS AND LIABILITIES		
Current assets	40,166	274
Non-current assets	-	2
Total assets	**40,166**	**276**
Current liabilities	40,100	80
Non-current liabilities	-	-
Total liabilities	**40,100**	**80**
Net assets	**66**	**196**
SHARE OF ENTITIES' REVENUES, EXPENSES AND RESULTS		
Revenue	36,868	5,762
Expenses	36,866	4,189
Operating profit/(loss) before income tax	**2**	**1,573**
SHARE OF ENTITES' COMMITMENTS		
Other commitments	23,695	-
Total expenditure commitments	**23,695**	**-**
RETAINED PROFIT ATTRIBUTABLE TO THE ENTITIES		
At the beginning of the financial year	196	552
At the end of the financial year	**66**	**196**
MOVEMENT IN CARRYING AMOUNT OF INVESTMENTS IN ENTITIES		
Carrying amount at the beginning of the financial year	196	552
Share of profits/(losses) from ordinary activities before related income tax	2	1,573
Distributions received	(132)	(1,930)
Carrying amount at the end of the financial year	**66**	**196**

There are no contingent liabilities in any joint venture entities that the group has an interest in.

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
29 NOTES TO THE STATEMENT OF CASH FLOWS					
Reconciliation of operating profit after income tax to net cash flow from operating activities:					
Net profit after income tax expense		13,412	5,663	6,207	518
NON-CASH ITEMS					
Depreciation and amortisation of non-current assets		1,787	596	-	-
Joint venture excess funds received over profits		(2)	356	-	-
Investment received as payment of services		-	(504)	-	-
Option and performance right expense		217	-	-	-
Unrealised Net (gain)/loss on foreign exchange		85	-	-	-
Net (gain)/loss on disposal of property, plant and equipment		115	-	-	-
Cash flow adjusted for non-cash items		15,614	6,111	6,207	518
CHANGES IN ASSETS AND LIABILITIES ADJUSTED FOR EFFECTS OF PURCHASE OF CONTROLLED ENTITIES DURING THE FINANCIAL YEAR					
(Increase)/decrease in trade debtors		(13,334)	(5,726)	-	-
Decrease/(increase) in inventories		285	(205)	-	-
(Increase)/decrease in other current assets		(1,820)	-	-	-
(Increase)/decrease in amounts receivable from controlled entities -tax related		-	-	(3,731)	(410)
(Increase)/decrease in deferred tax asset		(1,281)	49	-	-
Increase/(decrease) in Deferred Revenue		3,657	-	-	-
Increase/(decrease) in payables		(653)	8,910	-	-
Increase/(decrease) in other current liabilities		6,059	(294)	-	-
Increase/(decrease) in provision for income tax		2,659	1,002	3,890	410
Increase/(decrease) in other provisions		2,655	(29)	-	-
Increase/(decrease) in provision for deferred tax		288	(28)	-	-
Net cash inflow/(outflow) from operating activities		**14,129**	**9,790**	**6,366**	**518**

Notes to the Financial Statements

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
30 FINANCING ARRANGEMENTS					
The consolidated entity had unrestricted access at balance date to the following lines of credit					
SECURED FACILITIES					
Total facilities available:					
Overdraft Facilities		3,000	3,000	-	-
Bank guarantees and letters of credit		32,380	5,500	-	-
		35,380	8,500	-	-
Facilities utilised at balance date:					
Overdraft Facilities		-	-	-	-
Bank guarantees and letters of credit	32	2,853	1,822	-	-
		2,853	1,822	-	-
Facilities not utilised at balance date:					
Overdraft Facilities		3,000	3,000	-	-
Bank guarantees and letters of credit		29,527	3,678	-	-
		32,527	6,678	-	-
UNSECURED FACILITIES					
Total facilities available:					
Performance bonds and letters of credit		25,369	-	-	-
		25,369	-	-	-
Facilities utilised at balance date:					
Bank guarantees and letters of credit		-	-	-	-
		-	-	-	-
Facilities not utilised at balance date:					
Performance bonds and letters of credit		25,369	-	-	-
		25,369	-	-	-

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
31 COMMITMENTS FOR EXPENDITURE					
(A) OPERATING LEASES					
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		2,424	972	-	-
Later than one year and not later than five years		7,234	4,448	-	-
Later than five years		114	602	-	-
Commitments not recognised in the financial statements		9,772	6,022	-	-
(B) FINANCING LEASES					
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		36	42	-	-
Later than one year and not later than five years		32	71	-	-
Commitments recognised in the financial statements		68	113	-	-
(C) REMUNERATION COMMITMENTS					
Commitments for the payments of salaries and other remuneration as follows:					
Within one year		382	-	-	-
Later than one year and not later than three years		556	-	-	-
Commitments not recognised in the financial statements		938	-	-	-

32 CONTINGENT LIABILITIES

The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities in respect of their contractual performance related obligations.

These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
Bank guarantees outstanding at the balance date in respect of commitments for expenditure	30	2,853	1,822	-	-

33 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

EMPLOYEE ENTITLEMENTS

The aggregate employee entitlements liability, including on-costs is comprised of:

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
Included in other creditors (current)	16	2,225	1,369	-	-
Provisions (non-current)	22	394	291	-	-
		2,619	1,660	-	-

34 KEY MANAGEMENT PERSONNEL DISCLOSURE

(A) DIRECTORS

The names of persons who were Directors of Ausenco Limited at any time during the financial year were as follows:

Chairman – non-executive

Wayne Goss (Chairman)

Executive Director

Zimi Meka (Managing Director)

Non-executive Directors:

George Lloyd
John O'Reilly (appointed from 21 November 2006)
Bob Thorpe (non-executive director from 31 December 2005)
Hank Tuten

(B) KEY MANAGEMENT PERSONNEL

Craig Allen – Chief Financial Officer
Stuart Ratcliffe – General Manager, Business Development
Ken Roxburgh – General Manager, Commercial and Risk Assessment
Brett Smith – Chief Operating Officer
Hacy Tobias – General Manager, People and Performance

(C) KEY MANAGEMENT PERSONNEL COMPENSATION

	CONSOLIDATED		PARENT ENTITY	
	2006	2005	2006	2005
	$	$	$	$
Short-term employee benefits	1,845,445	897,010	-	-
Long-term employee benefits	9,800	4,865	-	-
Post- employee benefits	115,140	50,340	-	-
Share-based payments	130,890	-	-	-
	2,101,275	952,215	-	-

The group has taken advantage of the relief provided by *Corporations Regulation 2M.6.04* and has transferred the detailed remuneration disclosures to the Directors' Report. The relevant information can be found in the "Remuneration paid and other Specific Disclosures" sections of the Remuneration Report on pages 40-51.

(D) EQUITY INSTRUMENTS DISCLOSURES RELATING TO KEY MANAGEMENT PERSONNEL

(i) Options provided as remuneration and share issued on exercise of such options

Details of options provided as remuneration and share issued on the exercises of such options, together with terms and conditions of the options, can be found in the remuneration report on pages 44-46.

(ii) Option holdings

The number of options over ordinary shares in the company held during the financial year by each director of Ausenco Limited and other Key Management Personnel of the Group, including their personally related parties are set out below:

OPTIONS AND PERFORMANCE RIGHTS

	Balance at 1 January 2006	Granted as Remuneration	On Exercise of Rights	Shares Sold	Balance at 31 December 2006
Directors					
Wayne Goss	–	–	–	–	–
Zimi Meka*	–	700,940	–	–	700,940
George Lloyd	–	–	–	–	–
John O'Reilly	–	–	–	–	–
Bob Thorpe	–	–	–	–	–
Hank Tuten	–	–	–	–	–
Sub-total	–	**700,940**	–	–	**700,940**
Senior Executives					
Craig Allen	–	368,062	–	–	368,062
Stuart Ratcliffe	–	50,520	–	–	50,520
Ken Roxburgh	–	198,984	–	–	198,984
Brett Smith	–	478,604	–	–	478,604
Hacy Tobias	–	114,352	–	–	114,352
Sub-total	–	**1,210,522**	–	–	**1,210,522**
Grand Total	–	**1,911,462**	–	–	**1,911,462**

** The grant of 200,940 performance rights to Mr Meka is subject to shareholder approval at the Company's 2006 Annual General Meeting.*

No options have been vested or exercised at the end of the year.

No options were issued in the 2005 financial year.

Notes to the Financial Statements

(iii) Share holdings

The number of shares in the company held during the financial year by each director of Ausenco Limited and other Key Management Personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

SHARES

2006	Balance at 1 January 2006	Other changes during the year*	Shares Acquired during the year	Shares Sold	Balance at 31 December 2006
Directors					
Wayne Goss	318	1,104,521	150,000	–	1,254,839
Zimi Meka	4,526	15,721,677	120,000	–	15,846,203
George Lloyd	–	–	235,000	–	235,000
John O'Reilly	–	–	10,000	–	10,000
Bob Thorpe	3,830	13,303,030	200,000	–	13,506,860
Hank Tuten	1,000	3,473,335	75,665	–	3,550,000
Sub-total	**9,674**	**33,602,563**	**790,665**	–	**34,402,902**
Senior Executives					
Craig Allen	–	–	332,000	–	332,000
Stuart Ratcliffe	–	–	15,000	–	15,000
Ken Roxburgh	125	434,167	150,000	–	584,292
Brett Smith	–	–	120,000	–	120,000
Hacy Tobias	–	–	–	–	–
Sub-total	**125**	**434,167**	**617,000**	–	**1,051,292**
Grand Total	**9,799**	**34,036,730**	**1,407,665**	–	**35,454,194**

* *Share conversion 3,474.33:1 on 26 April 2006.*

		CONSOLIDATED		PARENT ENTITY	
		2006	**2005**	**2006**	**2005**
	Notes	**$**	**$**	**$**	**$**
(E) OTHER TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL					
Provision of consulting services by Goss Services Pty Ltd, of which Mr Goss is a Director		-	6,000	-	-
Provision of office space at commercial rates by Tingarie Pty Ltd, of which Messrs Zimi Meka and Bob Thorpe have the capacity to significantly influence the decision making of the company.		-	528,000	-	-
Provision of consulting services by Jojeto Pty Ltd, of which Mr Lloyd is a Director.		35,000	-	-	-
Mr Allen is a Director and shareholder of San Simeon Investments Pty Ltd which provides finance system and development consulting services.		177,000	89,000	-	-

35 SHARE-BASED PAYMENTS

(A) EXECUTIVE OPTION PLAN ("EOP")

Establishment of the Ausenco EOP was established in the 2006 calendar year as a replacement for the cash based Long Term Incentive Plan (LTI). Staff eligibility to participate in the plan is limited to Ausenco senior executives (including Directors).

Under the EOP, eligible executive employees are invited to apply for options, each of which entitles the holder to subscribe for one fully paid ordinary share in the Company at an exercise price equal to the Company's share market price at the time of grant. The EOP provides for options, with associated time based vesting conditions, to be issued to eligible executive employees only.

Options are granted for a three year period, with one-third of each option tranche vesting and becoming exercisable after each subsequent annual anniversary of the date of grant, subject to an overriding service condition. Options expire five years after the date of grant. Options granted under the EOP carry no dividend or voting rights.

(B) PERFORMANCE RIGHTS PLAN ("PRP")

The Ausenco PRP was established in the 2006 calendar year and provides for performance rights to be issued to eligible employees. Under the PRP, eligible employees are invited to apply for performance rights, each of which entitles the holder to subscribe for one fully paid ordinary share in the Company at a nil exercise price (i.e. zero priced options).

Subject to the relevant performance hurdles being satisfied, each performance right entitles the holder to subscribe for one fully paid ordinary share in the Company at a nil exercise price. One third of the rights granted vest at the end of each of a two, three and four year period following the grant, subject to an overriding service condition. Performance rights carry no dividend or voting rights.

Where a participant leaves the Group, the terms of the PRP prescribe that the Board may exercise its discretion to allow a proportion of performance rights to vest and be exercised. The Board may deem any performance rights to have lapsed if, in the opinion of the Board, the executive acts fraudulently or dishonestly or is in breach of any of their obligations to Ausenco.

In the event of a takeover or other formal scheme for the acquisition of the Shares of Ausenco, the Directors may exercise their discretion to determine that all unvested performance rights vest, subject to further conditions to be determined by the Board.

Grant date	Expiry date	Exercise Price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at the end of the year Number	Exercisable at the end of the year Number
27 Apr 06	27 Apr 11	$1.00	-	1,975,000	-	-	1,975,000	-
26 Aug 06	26 Aug 11	$1.70	-	100,000	-	-	100,000	-
18 Dec 06	18 Dec 11	-	-	1,056,573	-	-	1,056,573	-
			-	**3,131,573**	-	-	**3,131,573**	-
Weighted average exercise price			-	0.68	-	-	0.68	-

No options were forfeited during the periods covered in the above table.

The weighted average remaining contractual life of share options outstanding at the end of the period was 4.65 years.

Fair value options granted

The weighted average assessed fair value at grant date of options during the year ended 31 December 2006 was 85 cents per option. The fair value at grant date is independently valued using a Hull-White option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for the options and performance rights granted during the year ended 31 December 2006 included:

(a) Options are granted for no consideration, have a five year life and one third of each tranche vests and is exercisable after each anniversary of the date of grant. Performance rights entitle the holder to one ordinary share at a nil exercise price, and one third vest at the end of each two, three and four year period.

(b) Exercise price for options: $1.00 and $1.70 for each respective grant date in 2006.
The exercise price for performance rights is $Nil;

(c) Grant dates for Options and Performance Rights: 27 April 2006, 26 August 2006 and 18 December 2006;

(d) Expiry dates for Options and Performance Rights: 27 April 2011, 26 August 2011 and 18 December 2011;

(e) Share price at grant dates for Options is $1.00 and $1.70 and Performance Rights is $3.10;

(f) Expected price volatility of the company's shares: 30%;

(g) Expected dividend yield: 5.5%; and

(h) Risk-free interest rate: between 5.6% and 5.8%.

The expected price volatility is based on historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

	CONSOLIDATED	
	2006	2005
	$	$
(C) EXPENSES ARISING FROM SHARE-BASED PAYMENT TRANSACTIONS		
Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expenses were as follows		
Options issued under executive option plan	217	-
	217	-

36 REMUNERATION OF AUDITORS

1. Audit Services		
PricewaterhouseCoopers Australian firm:		
Audit and review of financial report and other audit work under the *Corporations Act 2001*	133,006	79,985
Total remuneration for audit services	**133,006**	**79,985**
2. Other Assurance Services		
PricewaterhouseCoopers Australian firm:		
Due Diligence services	140,500	-
IFRS Accounting services	5,000	-
Total remuneration for other assurance services	**145,500**	**-**
Total remuneration for assurance services	**278,506**	**79,985**
Taxation Services		
PricewaterhouseCoopers Australia and affiliated firms:		
Australia Tax compliance services	338,488	17,200
International Tax compliance services	46,061	-
Total remuneration for taxation services	**384,549**	**17,200**

37 RELATED PARTY TRANSACTIONS

(A) PARENT ENTITY

The parent entity is Ausenco Limited which owns 100% of the issued ordinary shares of Ausenco Services Pty Ltd, the controlling parent for consolidated accounting purposes.

(B) SUBSIDIARIES

Investment in controlled entities and subsidiaries are set out in note 27.

		CONSOLIDATED		PARENT ENTITY	
		2006	2005	2006	2005
	Notes	$	$	$	$
(C) WHOLLY OWNED GROUP TRANSACTIONS					
Dividend revenue		-	-	5,839,000	518,000
Loans advanced to controlled entities		-	-	9,146,000	-
Interest revenue from controlled entities		-	-	534,000	-
Options granted to employees of subsidiaries		-	-	217,000	-
Current tax payable assumed from wholly owned tax consolidated entities		-	-	3,505,000	410,000
Reimbursement from consolidated tax entities		-	-	1,642,000	-
(D) OTHER RELATED PARTIES					
Aggregate amounts brought to account in relation to other transactions with each class of other related parties:					
Loans advanced to Associates and related parties		100,000	73,000	-	-
Loan repayments from Associates and related parties		120,000	49,000	-	-
Contribution to superannuation funds on behalf of employees		3,556,000	1,818,000	-	-
JV Entities distribution received		132,000	1,930,000	-	-
Revenue from contract services		17,930,000	-	-	-
Loan received from related parties		3,811,000	-	-	-
Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:					
Current receivables					
Amounts owing from controlled entities – tax related	6	-	-	4,141,000	410,000
Receivables from related parties	6	5,539,000	-	-	-
Non-current receivables					
Controlled entities	11	-	-	9,146,000	-
Related parties	9	42,000	62,000	-	-
Current payables					
Related parties	16	3,811,000	-	-	-

Transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans and no interest was charged thereon.

38 SEGMENT INFORMATION

PRIMARY REPORTING - BUSINESS SEGMENTS

12 MONTHS TO 31 DECEMBER 2006	ENGINEERING AND PROJECTS $'000	OPERATIONS AND MAINTENANCE $'000	OTHER $'000	ELIMIN $'000	CONSOLIDATED $'000
Sales to external customers	142,172	1,987	-	-	144,159
Inter-segment sales	-	3,980	-	(3,980)	-
Total sales revenue	142,172	5,967	-	(3,980)	144,159
Other revenue	228	9	-	-	237
Total Revenue	**142,400**	**5,976**	-	**(3,980)**	**144,396**
Segment result	19,152	530	-	-	19,682
Amortisation expense					(1,787)
Profit from ordinary activities before income tax expense					17,895
Income tax expense					(4,483)
Profit from ordinary activities after income tax expense					**13,412**
Segment assets	65,787	847		82	66,716
Consolidated total assets	**65,787**	**847**		**82**	**66,716**
Segment liabilities	35,135	649		(82)	35,702
Consolidated total liabilities	**35,135**	**649**		**(82)**	**35,702**
Investments in associates included in segment assets	-	-	-	-	-
Acquisition of property, plant and equipment and other non-current assets	4,976	-	-	-	4,976
Depreciation and amortisation expense	1,778	9	-	-	1,787
Unallocated depreciation and amortisation expense	-	-	-	-	-
Total depreciation and amortisation	1,778	9	-	-	1,787
Non-cash expenses other than depreciation and amortisation	302	-	-	-	302

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 31 DECEMBER 2005	ENGINEERING AND PROJECTS $'000	OPERATIONS AND MAINTENANCE $'000	OTHER $'000	ELIMIN $'000	CONSOLIDATED $'000
Sales to external customers	75,136	2,318	-	-	77,454
Inter-segment sales	83	216	-	(299)	-
Total sales revenue	**75,219**	**2,534**	**-**	**(299)**	**77,454**
Other revenue	186	27	-	-	213
Total Revenue	**75,405**	**2,561**	**-**	**(299)**	**77,667**
Segment result	8,193	9	-	-	8,202
Amortisation expense					(596)
Profit from ordinary activities before income tax expense					7,606
Income tax expense					(1,943)
Profit from ordinary activities after income tax expense					**5,663**
Segment assets	35,170	263	1,420	(1,548)	35,305
Consolidated total assets	**35,170**	**263**	**1,420**	**(1,548)**	**35,305**
Segment liabilities	20,999	183	1,419	(1,548)	21,053
Consolidated total liabilities	**20,999**	**183**	**1,419**	**(1,548)**	**21,053**
Investments in associates included in segment assets	-	-	-	-	-
Acquisition of property, plant and equipment and other non-current assets	1,932	-	-	-	1,932
Depreciation and amortisation expense	589	7	-	-	596
Unallocated depreciation and amortisation expense	-	-	-	-	-
Total depreciation and amortisation	589	7	-	-	596
Non-cash expenses other than depreciation and amortisation	-	-	-	-	-

SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS

	AUSTRALIA AND NEW ZEALAND $'000	AFRICA $'000	AMERICAS $'000	ASIA AND MIDDLE EAST $'000	EUROPE $'000	TOTAL $'000
12 MONTHS TO 31 DECEMBER 2006						
Sales to external customers	30,464	42,805	8,026	61,381	1,720	144,396
Segment assets	64,446	-	1,912	358	-	66,716
12 MONTHS TO 31 DECEMBER 2005						
Sales to external customers	50,732	5,926	127	19,537	1,345	77,667
Segment assets	35,051	-	-	254	-	35,305

The consolidated entity provides engineering project and design services, project management services and operations and maintenance support services to a number of markets.

The consolidated entity's operations are organised and managed separately according to the nature of the services they provide, with each segment serving different markets.

The primary segments are Engineering and Projects and Operations and Maintenance. Geographically, the consolidated entity operates in five predominant segments, Australia and New Zealand, Africa, the Americas, Asia and the Middle East, and Europe. Outside of Australia, activities are predominantly in the Engineering and Projects segment.

39 FINANCIAL INSTRUMENTS

		FLOATING INTEREST RATE	FIXED INTEREST RATE	NON INTEREST BEARING	TOTAL
AS AT 31 DECEMBER 2006	Notes	$'000	$'000	$'000	$'000
FINANCIAL ASSETS					
Cash and deposits	5	13,622	11,111	-	24,733
Receivables	6	-	42	31,053	31,095
Other financial assets – investments	12	-	-	140	140
Total financial assets		13,622	11,153	31,193	55,968
Weighted average interest rate		2.56%	5.66%		
FINANCIAL LIABILITIES					
Bank overdrafts and loans		-	-	-	-
Borrowings	17,20	-	780	-	780
Trade and other creditors	16	-	-	28,313	28,313
Total financial liabilities		-	780	28,313	29,093
Weighted average interest rate		-	8.15%	-	-
Net financial assets/(liabilities)		13,622	10,373	2,880	26,875
AS AT 31 DECEMBER 2005					
FINANCIAL ASSETS					
Cash and deposits	5	10,601	85	-	10,686
Receivables	6	-	-	16,527	16,527
Other financial assets – investments	12	-	-	1,560	1,560
Total financial assets		10,601	85	18,087	28,773
Weighted average interest rate		5.5%	5.2%		
FINANCIAL LIABILITIES					
Bank overdrafts and loans		-	-	-	-
Borrowings	17,20	-	321	-	321
Trade and other creditors	16	-	-	19,436	19,436
Total financial liabilities		-	321	19,436	19,757
Weighted average interest rate		-	7.33%		
Net financial assets/(liabilities)		10,603	(236)	(1,349)	9,018

The net fair value of cash and cash equivalents and non interest bearing monetary financial assets and financial liabilities of the Group's approximate their carrying amount.

The Group's activities expose it to a variety of financial risks; credit risk, liquidity risk and cash flow interest rate risk.

Financial risk management is carried out by a central treasury function (Treasury) under polices approved by the Board of Directors. The Board provides written principles of overall risk management, as well as written policies covering specific areas, such as mitigating interest rate and credit risk, and investing excess liquidity.

(A) CREDIT RISK

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of services and products are made to customers with and appropriate credit history. The Group has policies that limit the amount if credit exposure to any one financial institution.

(B) LIQUIDITY RISK

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding though an adequate amount of committed credit facilities and the ability to close-out market positions. Due to the dynamic nature of the underlying businesses, Treasury aims at maintaining flexibility in funding by keeping committed cash facilities available.

(C) CASH FLOW AND FAIR VALUE INTEREST RATE RISK

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are not materially exposed to changes in market interest rates.

40 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

The Group, in assessing the outcome of the contracts at the early stages of progress, when incorporating risks to completion has only recognised contract revenue to the extent of costs incurred that are expected to be recoverable. It is probable that the Group will be able to recover the contract costs incurred, however as the outcome of these contracts cannot be estimated reliably, no profit is recognised in the early stages of the contract.

41 RESTATEMENT OF PARENT ENTITY DISLOSURES

During the preparation of the 2006 financial statements it was identified that a number of the parent entity comparative balances were incorrectly stated. Accordingly, balances in the parent entity disclosures have now been restated. These restatements arose principally from a review of the reverse acquisition accounting policies outlined at note 1(B)(ii) and compliant with Urgent Issues Group (UIG) 1052 *Tax Consolidation Accounting*. Summarised below is the impact of these misclassifications on the comparatives of the parent entity for 2005. The misclassifications do not have any impact on the consolidated entity's accounts.

As a consequence of the review it was concluded that the intended application of UIG 1052 was not adhered to. The Group's income tax expense and deferred tax assets and liabilities were included incorrectly in the parent entity's reported balance sheet for the year ended 31 December 2005. This misclassification had the effect of understating the parent entity's expense by $1,706,000 and overstating the parent's entity's current assets and current liabilities by $675,000 and $104,000.

In relation to the accounting for the reverse acquisition the parent entity's payable of $16,921,000 were included as net payable amounts relating to loans to subsidiaries. Share capital was also incorrectly included in this line item. These amounts have been adjusted to show contributed equity, receivable and payable amounts. This error overstated the Parent entitiy's liabilities by $17,097,000, overstated assets by $369,000 and understated contributed equity by $15,230,000. The table on the following page itemises the parent entity figures which have been restated in the 2005 parent entity comparatives.

Notes to the Financial Statements

	PARENT ENTITY 2005	
	RESTATED	ORIGINAL
Financial statement line item	$'000	$'000
Income tax expense	-	(1,706)
Amount owning from controlled entities – tax related	410	-
Available-for-sale financial assets	-	104
Deferred tax assets	-	675
Payables	-	16,921
Current tax liabilities	410	586
Contributed equity	15,230	104
Retained profits	-	(1,706)
Total equity	15,230	(1,602)

42 MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Other than matters mentioned in this report, no matter or circumstance has arisen since 31 December 2006 that has significantly affected, or may significantly affect:

a) Ausenco's operations in future financial years
b) The results of those operations in future financial years, or
c) Ausenco's state of affairs in future financial years.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Ausenco Limited, we state that:

In the opinion of the directors:

(a) The financial statements and notes of the Company and of the consolidated entity are in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 31 December 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and *Corporations Regulations 2001*; and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(c) The audited remuneration disclosures set out on pages 40 to 51 of the Director's report comply with the Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer as required by s295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.

W K Goss
Director

L H Meka
Director

Brisbane,
2nd March 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Independent audit report to the members of Ausenco Limited

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report and remuneration disclosures of Ausenco Limited (the Company) and the Ausenco Group (defined below) for the financial year ended 31 December 2006 included on Ausenco Limited's web site. The Company's directors are responsible for the integrity of Ausenco Limited's web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the financial report and remuneration disclosures identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report or the remuneration disclosures. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report and remuneration disclosures to confirm the information included in the audited financial report and remuneration disclosures presented on this web site.

Audit opinion

In our opinion:

1. The financial report of Ausenco Limited:

   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Ausenco Limited and the Ausenco Group (defined below) as at 31 December 2006, and of their performance for the year ended on that date, and
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*;and

2. The remuneration disclosures that are contained on pages 7 to 16 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Ausenco Limited (the company) and the Ausenco Group (the consolidated entity), for the year ended 31 December 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 7 to 16 of the directors' report, as permitted by the *Corporations Regulations 2001*.

PRICEWATERHOUSECOOPERS

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Stephen R Snook
Partner

Brisbane
2 March 2007

Shareholder Information

Shareholdings as at 28 February 2007

Substantial Shareholders

The number of shares held by substantial shareholders and their associates are set out below:

Rank	Name	Units	% of Issued Capital
1	LEMAE PTY LTD <LEMAE INVESTMENT A/C>	7,999,282	9.76
2	BAZE INVESTMENTS PTY LTD	7,574,050	9.24
3	TME PTY LTD	7,344,744	8.96
4	ANZ NOMINEES LIMITED <THE TELLURIDE INVESTMENT A/C>	7,193,610	8.78
5	RESOURCE CAPITAL FUND II L.P.	6,227,745	7.60
6	DST PTY LTD <DST INVESTMENT A/C>	5,962,116	7.28
7	FINHIDE PTY LIMITED	3,500,000	4.27
8	ANZ NOMINEES LIMITED <CASH INCOME A/C>	2,876,670	3.51
9	QUEENSLAND INVESTMENT CORPORATION	1,955,911	2.39
10	HARASED PTY LTD <HARASED INVESTMENT A/C>	1,642,245	2.00
11	GOSS SERVICES PTY LTD <GOSS FAMILY A/C>	1,254,839	1.53
12	SHEFKA PTY LTD	1,241,245	1.51
13	MR DEREK MALCOLM ELWIN MRS CHRISTINE JAN ELWIN <DEL SUPERANNUATION FUND A/C>	1,153,479	1.41
14	J P MORGAN NOMINEES AUSTRALIA LIMITED	984,449	1.20
15	SEYMOUR GROUP PTY LTD	700,000	0.85
16	DR CHARLES WALTER BECKINGSALE	678,683	0.83
17	COGENT NOMINEES PTY LIMITED	620,340	0.76
18	CLONTELLE PTY LTD <KENNETH ROXBURGH S/F A/C>	484,292	0.59
19	CALADH INVESTMENTS PTY LTD	480,067	0.59
20	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C>	463,534	0.57
TOTAL		60,337,301	73.63

Equity Security Holders

Distribution of equity security holders - ordinary shares

Range	Total Holders	Units	% Issued Capital
1 - 1,000	291	206,596	0.25
1,001 - 5,000	1,067	3,494,097	4.26
5,001 - 10,000	432	3,636,010	4.44
10,001 - 100,000	342	8,778,668	10.71
100,001 - 9,999,999,999	46	65,834,629	80.34
Rounding			0.00
TOTAL	2,178	81,950,000	100.00

Voting rights

Ordinary Shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

Glossary

AGM	Annual General Meeting.
ASX	Australian Stock Exchange Limited ABN 98 008 624 691.
Ausenco or Company	Ausenco Limited ACN 114 541 114 and as the context permits, its subsidiaries.
BIOX® leaching	A patented process which pre-treats refractory sulphide gold ores in order to increase gold recovery rates during the metallurgical extraction process.
Board	The Board of Directors of the Company.
Brownfield exploration	Exploration on an area of land that has been previously used or built upon.
Carbon-in-leach (CIL)	A recovery process in which a slurry of gold ore, activated carbon granules and cyanide are mixed together. The cyanide dissolves the gold content and the gold is absorbed on the carbon. The carbon is subsequently separated from the slurry for further gold removal.
Company or Ausenco	Ausenco Limited (previously Ausenco Holdings Limited) ABN 31 114 541 114.
Corporations Act	The *Corporations Act 2001*.
Directors	The Directors of the Company.
EBIT	Earnings before interest and income tax.
EBITDA	Earnings before interest, income tax, depreciation and amortisation.
EPC	Engineering, procurement and construction.
EPCM	Engineering, procurement and construction management.
EPS	Earnings per share.
Greenfield exploration	Exploration on an area of land that has not been previously used or built upon.
ICV or Installed Capital Value	The approximate total installed capital value of a project, from which Ausenco will receive a portion as revenue.
Initial Public Offering	The company's first sale of stock to the public.
Lost Time Injury (LTI)	Any work injury which causes absence for one day or a shift or more.
Lost Time Injury Frequency Rate (LTIFR)	The main calculation used to measure workplace safety performance. It is calculated by dividing the number of LTIs by total hours worked, multiplied by one million.
Mtpa	Million tonnes per annum.
Non-Executive Director	A member of the Board of Directors who does not form part of the Executive Management Team.
LSTK	Lump sum turnkey.
Personnel	Employees and professional services contractors of Ausenco Limited.
Registered Training Organisation	An organisation/individual registered with a State or Territory registering authority in accordance with the Australian Quality Training Framework (AQTF). The RTO is registered with a defined scope of qualifications which it can offer.
ROM	Run Of Mine.
SAG	Semi-autogenous grinding (SAG) is a method of grinding rock into fine sand, in which the grinding media consist of larger chunks of rock and steel balls.
Shareholders	Holders of shares in Ausenco.
Shares	Fully paid ordinary shares in Ausenco.
Tpa	Tonnes per annum.
Us or we	The Company.
You	The investors pursuant to this Annual Report.
Note to interpreting figures	For consistency with Ausenco's last audited financial figures as at 31 December 2005, diagrams and data referred to in this Annual Report are based on figures current as at 31 December 2006 unless otherwise stated.

Corporate Directory

COMPANY

Ausenco Limited
ABN 31 114 541 114
Ausenco Limited, incorporated and domiciled in Australia, is a publicly listed company limited by shares

DIRECTORS AND EXECUTIVES

Chairman
Mr Wayne Goss

Managing Director
Mr Zimi Meka

Non-executive Directors
Mr George Lloyd
Mr John O'Reilly
Mr Bob Thorpe
Mr Hank Tuten

Chief Financial Officer and Company Secretary
Mr Craig Allen

OFFICES

Brisbane (Registered Office)
8/2404 Logan Road
Eight Mile Plains
Queensland 4113 Australia
Telephone: +61 7 3112 8200
Facsimile: +61 7 3841 1421

Bangkok
2nd Floor, 258 South City House
Soi 30 Pattanakarn Road
Suanluang Bangkok 10250 Thailand
Telephone: + 66 2 713 7794
Facsimile. +66 2 713 7793

Beijing
Room 407, Air China Plaza
36 Xiaoyun Road
Chaoyang District
Beijing 100027 China
Telephone: +86 10 8447 5336
Facsimile. +86 10 8447 5752

Hong Kong
One International Finance Centre
18/F, 1 Harbour View Street
Central Hong Kong
Telephone: +85 221 668 031
Facsimile: +85 221 668 999

Manila
3rd Floor, Rufino Building
6784 Ayala Avenue
Makati City 1226 Philippines
Telephone. +63 2 844 8538
Facsimile. +63 2 844 3126

Perth
Level 2, 44 St Georges Terrace
Perth
Western Australia 6000 Australia
Telephone: +61 8 9223 1900
Facsimile: +61 8 9202 1443

Tuscon
INA Corporate Park Building 6
3017 West Ina Road
Tucson
Arizona 85741 United States of America
Telephone: + 1 520 292 2700
Facsimile: + 1 520 292 2705

Vancouver
Suite 600 Park Place
666 Burrard Street, Vancouver
British Columbia V6C 2X8 Canada
Telephone: + 1 604 684 6433
Facsimile. +1 604 683 4882

Principal Share Register
Computershare Investor Services Pty Ltd
Level 19, 307 Queen Street
Brisbane, Queensland 4000 Australia
www.computershare.com

Investor Enquiries:
Within Australia: 1300 855 080
Outside Australia. + 61 3 9415 4000
Email: web.queries@computershare.com.au

Lawyers
McCullough Robertson Lawyers
Level 11 Central Plaza Two
66 Eagle Street, Brisbane
Queensland 4000 Australia
www.mccullough.com.au

Auditor
PriceWaterhouseCoopers
Level 15, Riverside Centre
123 Eagle Street, Brisbane
Queensland 4000 Australia
www.pwc.com.au

Bankers
Australia and New Zealand Banking Group Limited (ANZ)
www.anz.com.au

HSBC Bank Australia Limited (HSBC)
www.hsbc.com.au

Stock Exchange Listing
Ausenco Limited's shares are listed on the Australia Stock Exchange under the code 'AAX'.

For further information visit
www.ausenco.com



AUSENCO LIMITED | WWW.AUSENCO.COM